                 U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             FORM SB-2/A
                           AMENDMENT NO. 4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          MEGAPRO TOOLS INC.
          (Exact name of Registrant as specified in its charter)

NEVADA                                              91-2037081
------                                              -----------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification Number)

Neil Morgan, President                              File No. 333-40738
#5 - 5492 Production Boulevard                               ---------
Surrey, British Columbia                            V3S 8P5
------------------------------                      --------
(Name and address of principal                      (Zip Code)
executive offices)

Registrant's telephone number, including area code: (604) 533-1777

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration
Statement.

If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering.                                           |__|

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.       |__|

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.       |__|

If delivery of the prospectus is expected to be made pursuant to Rule
434, check the following box.                       |__|

----------------------------------------------------------------------
               CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------
TITLE OF EACH                   PROPOSED    PROPOSED
CLASS OF                        MAXIMUM     MAXIMUM
SECURITIES                      OFFERING    AGGREGATE    AMOUNT OF
TO BE          AMOUNT TO BE     PRICE PER   OFFERING     REGISTRATION
REGISTERED     REGISTERED       SHARE (1)   PRICE (2)    FEE (2)
----------------------------------------------------------------------
Common Stock   947,100 shares   $1.00       $947,100     $250
----------------------------------------------------------------------
(1) Based on last sales price on January 20, 2000
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                    COPIES OF COMMUNICATIONS TO:
                        Michael A. Cane, Esq.
                   2300 W. Sahara Blvd., Suite 500
                         Las Vegas, NV 89102
                            (702) 312-6255
                    Agent for Service of Process

                               PROSPECTUS


                            MEGAPRO TOOLS INC.
                             947,100 SHARES
                              COMMON STOCK
                            ----------------


The selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus. See the section entitled "Selling Shareholders." The shares were acquired by the selling shareholders directly from us in four private offerings that were exempt from registration under the US securities laws.

We will not determine the offering price of the common stock. The offering price will be determined by market factors and the independent decisions of the selling shareholders.

Our common stock is presently not traded on any market or securities exchange.



                            ----------------

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk Factors" on pages 4 - 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                            ----------------



           The Date Of This Prospectus Is:    April 11, 2001


                            TABLE OF CONTENTS

                                                                  PAGE

Summary ..........................................................   3
Risk Factors .....................................................   4
Use of Proceeds ..................................................   8
Determination of Offering Price...................................   8
Dilution .........................................................   8
Selling Shareholders .............................................   8
Plan of Distribution .............................................  18
Legal Proceedings ................................................  19
Directors, Executive Officers, Promoters and Control Persons .....  19
Security Ownership of Certain Beneficial Owners and Management ...  20
Description of Securities ........................................  21
Interest of Named Experts and Counsel ............................  22
Disclosure of Commission Position of Indemnification for
  Securities Act Liabilities .....................................  22
Organization Within Last Five Years ..............................  22
Description of Business ..........................................  23
Management Discussion and Analysis, Financial Results and
  Operating Conditions ...........................................  33
Description of Property ..........................................  40
Certain Relationships and Related Transactions ...................  37
Market for Common Equity and Related Stockholder Matters .........  38
Executive Compensation ...........................................  40
Index to Financial Statements ....................................  43
Changes in and Disagreements with Accountants Disclosure .........  43
Available Information ............................................  43
Financial Statements ............................................. F-1

                             SUMMARY

The following summary is only a shortened version of the more detailed information, exhibits and financial statements appearing elsewhere in this prospectus. Prospective investors are urged to read this prospectus in its entirety.

MegaPro Tools Inc.

We are in the business of designing, manufacturing and marketing a line of multi-bit screwdrivers known as the MegaPro screwdrivers.
Our screwdriver products are unique screwdrivers that incorporate a patented retracting cartridge that can hold multiple screwdriver bits. We are licensed to sell screwdriver products incorporating the patented cartridge design in the United States and Canada. We have developed a line of multi-bit screwdriver products that incorporate the patented cartridge design to offer enhanced functionality, productivity and ease of use in comparison to competing products manufactured by competitors. We sell our screwdriver products to both the industrial and commercial tools market and to the retail market. Presently, approximately 80% of our sales are to the industrial and commercial tools market and approximately 20% of our sales are to the retail tools market. Our business objective is to expand sales of our screwdriver products to the retail market, which we estimate to be about ten times larger than the industrial and commercial tools market, while preserving and increasing our sales to the industrial and commercial market.

Our assets increased to $1,021,614 for the year ended December 31, 2000 from $998,049 for the year ended December 31, 1999, representing an increase of 2.4%. Net revenues increased to $1,525,151 for the year ended December 31, 2000 from $1,453,112 for the year ended December 31, 1999, representing a 5.0% increase. Revenues from sales in the United States decreased to $824,681 from $876,938 during this period, while revenues from sales in Canada increased to $700,470 from $576,174. Our net loss increased to $146,288 for the year ended December 31, 2000 compared to a net loss of $51,585 for the year ended December 31, 1999.

Our principal executive offices are located at #5 - 5492 Production Boulevard, Surrey, British Columbia and our phone number is (604)
533-1777.

Securities Being Offered   Up to 947,100 shares of common stock.

Securities Issued
And to be Issued           6,847,100 shares of common stock are issued
                           and outstanding as of the date of this
                           prospectus. This number excludes a total of 130,000 shares of common stock subject to outstanding options. All of the common stock to be sold under this prospectus will be sold by existing shareholders.

Use of Proceeds            We will not receive any proceeds from the sale
                           of the common stock by the selling
                           shareholders. See section entitled Plan of Distribution.

                          RISK FACTORS

An investment in our common stock involves a high degree of risk.
You should carefully consider the risks described below and the other information in this prospectus and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. If any of the following risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

If We Are Not Successful In Increasing Sales Of Our Screwdriver
Products To The Retail Market, Then We May Not Earn Sufficient
Revenues To Cover The Cost Of Our Expansion And Our Business And
Financial Condition May Be Harmed.

Currently, we earn approximately 80% of our revenues from sales of our screwdriver products to the industrial and commercial tools market. We are planning significant growth in the sales of our screwdriver products and the number of screwdriver products we offer for sale. Our planned business expansion contemplates increasing sales of our screwdriver products to the retail tools market as we estimate that the retail tools market is approximately ten times the size of the industrial and commercial tools market. This planned growth will require us to hire additional personnel, increase our production capacity, and generally expand our business operations. This expansion will result in our operating costs increasing. If we are not successful in increasing our sales to the retail tool market in an amount that exceeds our increased operating costs, then our business will be harmed. In addition, continued growth could strain our management, production, engineering, financial and other resources. Any failure to manage this expansion could have a materially adverse effect on our business financial condition and results of operations, such as an increase in expenses or a decrease in profit margins and net income.

If We Lose Any Of Our Large Customers, Our Revenues Could
Substantially Decrease.

Most of our sales of screwdriver products are derived from a small number of customers. Sales to Cully Enterprises, our largest customer, accounted for 16.3% of our net revenues in 2000, 18.3% of our net revenues in 1999 and 23.0% of our net revenues in 1998. Sales to [Home Depot Canada] accounted for 11.1% of our revenues in 2000, representing 24.14% of our sales within Canada. A significant decrease in sales to, or the loss of, any of our major customers would have a material adverse effect on our business prospects, operating results and financial condition, such as a substantial decline in revenues.

If We Fail To Develop New Distribution Channels, Then Our Revenue
Growth May Be Diminished And Our Business And Financial Condition May
Be Harmed.

We cannot ensure that we will be able to develop new distribution channels that will be required to penetrate the retail market or that this growth strategy will be implemented successfully. Our growth depends on our ability to develop new distribution channels in order to sell our product in the retail market. The challenges that we face in developing new distribution channels will include:

*     Establishing retail consumer recognition of our products;

* Establishing new distribution arrangements with experienced distributors in the retail market;

*     Managing existing relationships with our current distributors;

* Displacing relationships that potential new distributors have with current product vendors.

Our failure to develop new distribution channels and our inability to penetrate the retail market and generate future revenues will have a material adverse effect on our business prospects, operating results and financial condition.

If We Lose Our President, Mr. Neil Morgan, Our Ability To Manage Our Business Could Be Adversely Impacted And Our Business And Financial Condition May Be Harmed.

Our performance and future success depends to a significant extent on our senior management and technical personnel; in particular the experience and continued efforts of Mr. Neil Morgan, the Company's founder, President and Chief Executive Officer. The loss of Mr. Morgan could have a material adverse effect on our business prospects. To reduce our risk from this potential loss of Mr. Morgan, we maintain key-man type life insurance for him in the amount of CDN$1,500,000. We presently do not have an employment agreement with Mr. Morgan.

As We Do Not Have Any Long Term Agreements With Our Manufacturers, Our Business May Be Interrupted And Revenues Lost In The Event That We Are Not Able To Use Our Current Manufacturers To Manufacture Our Screwdriver Products.

We do not manufacture the components used to make our screwdriver products. We rely on outside manufacturers for the manufacture of each component of our screwdriver products and the assembly of our screwdriver products. We do not have long term manufacturing agreements with any of our manufacturers. In addition, our license agreement with Winsire Enterprises Corporation requires that we use one of two designated manufacturers for the manufacture of the patented cartridge designs. If we are not able to maintain our relationships with our current manufacturers, or if our current manufacturers increase their cost of manufacturing the components comprising our screwdriver products, then our business prospects, operating results and financial condition may be harmed as a result of any increased costs or business disruption which we incur as a result of establishing new manufacturing relationships.

Our Inability To Obtain Acceptance Of Our New Products In The
Marketplace Could Adversely Affect Our Ability To Generate New
Revenues And New Customers.

We are in the process of developing new products that are variations of our current line of screwdriver products. Our future success will depend in part on our continuous and timely development and introduction of these new products into the market. We can provide no assurance that our distributors will accept our new products or that they will obtain market acceptance by the ultimate purchasers. Acceptance of our new products will depend on:

*     products introduced by our competitors;
*     the success of our marketing efforts;
*     our success in establishing distributors for our new products; and
*     the functionality, quality and pricing of our new products.

If we are not successful in achieving market acceptance of our new products, then our business prospects, financial condition and operating results will be harmed as a result of the increased costs we will incur in developing these products and our inability to generate increased revenues from their sale.

We Face Competition In The Screwdriver Product Market That Could
Adversely Affect Our Sales.

The screwdriver product market in which we compete is a mature and highly competitive market. Our competition includes many companies that have significantly greater financial, technical, manufacturing, sales and marketing resources than we do. These competitors offer products that are similar to our screwdriver products, or are different products with similar functionalities. We have designed our screwdriver products to offer functionality, ease of use and performance that exceeds the functionality, ease of use and performance of products offered by our competitors. However, we can provide investors with no assurance that we will be able to compete with our competitors, particularly in view of the fact that many of our competitors own well-known brands, enjoy a large end-user base, have established distribution relationships and long-standing customer relationships. Our failure to compete successfully against our current or future competitors would have a material adverse effect on our business, operating results and financial condition, including loss of customers, decline in revenues and loss of market share.

If We Are Unable To Obtain Raw Materials Or Components Of Our
Products At Our Current Prices, Then Our Manufacturing Capability And results Of Operation Will Be Adversely Affected.

We purchase raw materials and key components of our screwdriver products from third party vendors. Although there are alternative sources for many of the raw materials and components, we could experience manufacturing and shipping delays if it became necessary to replace current suppliers or manufacturers. In addition, the prices of raw materials supplied by certain vendors are subject to a number of factors including general economic conditions, competition, labor costs and general supply levels. Our inability to obtain reliable and timely supplies of raw materials and components on a cost-effective basis, or an unanticipated change in suppliers or manufacturers could have a material adverse effect on our ability to manufacture our screwdriver products and our revenues and profitability.

If The Patent Protection Of Our Screwdriver Design Is Lost, Our
Business And Financial Condition May Be Harmed.

Our ability to generate revenues and to maintain our competitive position depends in part on the ability of Winsire Enterprises Corporation to maintain patent protection for the cartridge design of our screwdriver products. These patents expire in the Year 2012 in the United States and in the Year 2012 in Canada. We can provide no assurance to investors that the patent we licensed will not be challenged, invalidated, or circumvented by other manufacturers in the future.

If We Are Found Liable In A Product Liability Lawsuit Arising From The Use Of Our Screwdriver Products, Our Business And Financial
Condition May Be Harmed.

We face potential risk of product liability claims because our screwdriver products are used in activities where injury may occur, including in the building and construction industries. Although we do have product liability insurance coverage, we cannot be certain that this insurance will adequately cover all product liability claims or that we will be able to maintain this insurance at a reasonable cost and on reasonable terms. If we are found liable for damages with respect to a product liability claim and our insurance coverage is inadequate to satisfy the claim, then our business, operating results and financial condition could be materially and adversely affected.

Because The Morgan Family And Worldwide Envision Products Ltd. Control All Matters Requiring Shareholder Approval, There Is A Possibly That They May Cause The Company To Act Or Refrain From Acting In A Way That Is Inconsistent With The Best Interest Of Shareholders Other Than Themselves.

Upon the completion of this Offering, Mr. Neil Morgan, Mrs. Maria Morgan and Envision Worldwide Products Ltd. will be able to control all matters requiring shareholder approval. Mr. Neil Morgan, our president, secretary, treasurer and our sole director, and his spouse, Mrs. Maria Morgan, beneficially owned 4,017,600 shares of our common stock as at April 10, 2001, representing 58.7% of our outstanding common stock. Worldwide Envision Products Ltd. owned 1,537,600 shares of our common stock as at April 10, 2001, representing 22.5% of our outstanding common stock. Mr. Morgan, Mrs. Morgan and Envision Worldwide Products Ltd. have executed a shareholders agreement which provides that they will vote their shares of the Company such that the Board of the Directors of the Company will consist of three directors, two of whom are appointed by Mr. and Mrs. Morgan, and one of whom is appointed by Envision Worldwide Products Ltd. Accordingly, the Morgan Family and Envision Worldwide Products Ltd. will have the ability to elect all of the directors of the Board and will have the ability to approve or disapprove all significant corporate transactions to which we are a party. This control over all matters requiring shareholder approval could lead Mr. and Mrs. Morgan and Envision Worldwide Products to cause us to enter into agreements, take actions or refrain from taking action that is in their individual best interests, but not in the best interests of other shareholders.

If We Issue Additional Shares Of Our Common Stock In Order To Raise Additional Capital, Shareholder's Interests In The Company Will Be Diluted.

We anticipate that we will be required to raise additional equity and debt capital in order to continue our current level of operations and to expand our business operations. We have no additional equity or debt financing currently in place. Financings may not be available to us when needed for our expansion or, if available, may be on unfavorable terms. We anticipate that any additional equity financing will result in dilution to existing shareholders. If we are unable to obtain additional financing, then we anticipate that we will not be able to complete our business expansion as projected. This inability to expand will most likely have a material adverse effect on our business, operating results and financial condition.

Because There Is No Market For Our Common Stock, Our Stock Will Be Difficult To Sell, And If A Market For Our Common Stock Develops,
Then Our Stock Price May Be Volatile.

There is no market for our common stock and we can provide investors with no assurance that a market will develop. If a market develops, we anticipate that the market price of our common stock will be subject to wide fluctuations in response to several factors, including:

1.    actual or anticipated variations in our results of operations;
2.    our ability or inability to generate new revenues;
3.    increased competition; and

4. conditions and trends in the general economy and the industrial tools markets.

Further, we anticipate that our common stock may be traded in the
future on the NASD over the counter bulletin board.   Companies
traded on the bulletin board have traditionally experienced extreme price and volume fluctuations. We can provide no assurance that our common stock will be traded on the over the counter bulletin board. If our common stock is traded on the bulletin board, our stock price may be adversely impacted by factors that are unrelated or disproportionate to our operating performance.

Because A Portion Of Our Operating Expenses And Revenues Are In
Canadian Dollars, Our Financial Results And Operating Condition May Be Impacted By Currency Fluctuations In The Canadian Dollar In
Comparison To The U.S. Dollar.

Our reporting currency is the U.S. dollar. Approximately 81.6% of our operating expenses are incurred in Canadian dollars, as our principal executive office is located in Surrey, British Columbia, Canada. In addition, approximately 45.9 % of our revenues are earned from sales of our screwdriver products in Canada in Canadian dollars. Accordingly, our financial results and operating condition will be affected by currency fluctuations in the Canadian dollar in comparison to the U.S. dollars.

                     FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the Risk Factors section and elsewhere in this prospectus.

                         USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

                 DETERMINATION OF OFFERING PRICE

We will not determine the offering price of the common stock. The offering price will be determined by market factors and the independent decisions of the selling shareholders. See section entitled Selling Shareholders.

                            DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

                      SELLING SHAREHOLDERS

The selling shareholders named in this prospectus are offering all of the 947,100 shares of common stock offered through this prospectus. The shares include the following:

1. 300,000 shares of our common stock that the selling shareholders acquired from us when we acquired our subsidiary, Mega Tools Ltd. from Maria Morgan, Envision Worldwide Products Ltd., Robert Jeffery, Lex Hoos, and Eric Paakspuu.

2. 350,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act;

3. 115,500 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act;

4. 134,100 shares of our common stock that the selling shareholders acquired from us in an offering of common stock that was exempt from registration under Rule 504 of Regulation D of the Securities Act.

5. 47,500 shares of our common stock that the selling shareholders acquired from us in an offering of common stock that was exempt from registration under Rule 504 of Regulation D of the Securities Act.

The following table provides as of April 10, 2001, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1.    the number of shares owned by each prior to this offering;

2.    the total number of shares that are to be offered for each;

3. the total number of shares that will be owned by each upon completion of the offering;

4.    the percentage owned by each; and

5. the identity of the beneficial holder of any entity that owns the shares.

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Maria Morgan          4,017,600       194,400   3,823,200   55.8%
19767 - 35A Avenue
Langley, BC  V3A 7C6

Envision Worldwide    1,537,600        74,400   1,463,200   21.4%
Products Ltd.
5468 Duff Drive
Cincinnati, OH  45246
Beneficial Owner: Ronn Price

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Robert Jeffery          796,400       371,600     424,800  6.2%
Box 404
Union Bay, BC  V0R 3B0

Lex Hoos                 99,200         4,800      94,400  1.4%
3880 Oak Street
Vancouver, BC  V6H 2M5

Eric Paakspuu           104,200         9,800      94,400  1.4%
172 Lakeside Court
Penticton, BC  V2A 7W8

A.M.H. Management Ltd.    2,500         2,500         NIL  NIL
Box 865
Nanaimo, BC  V9R 5N2
Beneficial Owner: Ted Harris

Anthony E.G. Alderson     2,500         2,500         NIL  NIL
2518 West 3rd Avenue
Vancouver, BC  V6K 1M1

Brian Blundell            5,000         5,000         NIL  NIL
1602 - 1065 Quayside Drive
New Westminster, BC  V3M 1C5

Martin Browne            10,000        10,000         NIL  NIL
900 - 609 Granville Street
Vancouver, BC  V7Y 1H4

Ray Clarke                2,500         2,500         NIL  NIL
201 - 755 Queens Avenue
Victoria, BC  V8T 1M2

David Jordan Cluff        2,500         2,500         NIL  NIL
4533 West 15th Avenue
Vancouver, BC  V6R 3B3

Craig Davies              2,500         2,500         NIL  NIL
213 - 19721 64th Avenue
Langley, BC  V2Y 1L1

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
David Drewry              1,500         1,500         NIL  NIL
Box 845,
Cumberland, BC  V0R 1S0

Tilly Enriquez            5,000         5,000         NIL  NIL
201 - 755 Queens Avenue
Victoria, BC  V8T 1M2

Aaron Fader               5,000         5,000         NIL  NIL
1435, 132nd Street
South Surrey, BC  V4A 4B3

Grant Guardiero           2,500         2,500         NIL  NIL
104 Victoria Road
Nanaimo, BC  V9R 4P3

Scott Higgins             2,500         2,500         NIL  NIL
12641 Malabar Avenue
White Rock, BC  V4B 2X8

Denise Jeffery            5,000         5,000         NIL  NIL
104 - 2466 West 3rd Avenue
Vancouver, BC  V6K 1L8

Dwight Johnson            2,500         2,500         NIL  NIL
3300 Smith Drive, RR#2
Armstrong, BC  V0E 1B0

Brad A. Kehoe             1,500         1,500         NIL  NIL
6244 Jade Court
Richmond, BC  V7C 5A7

Norman I. Kerr            2,500         2,500         NIL  NIL
P.O. Box 363
Kamloops, BC  V2C 5K9

Norman Lee                2,500         2,500         NIL  NIL
6487 Dufferin Avenue
Burnaby, BC  V5H 3T2

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Darcy Lynn                2,500         2,500         NIL  NIL
267 Ellis Avenue
Toronto, ON  M6S 2X4

Darcy Lynn, in Trust      2,500         2,500         NIL  NIL
For Matthew Lynn
267 Ellis Avenue
Toronto, ON  M6S 2X4

Edward Maskall            2,500         2,500         NIL  NIL
5500 Woodwards Road
Richmond, BC  V7E 1H1

Karen McNulty             2,500         2,500         NIL  NIL
5393 Opal Pl.
Richmond BC  V7C 5B4

William Messinezis        2,500         2,500         NIL  NIL
2014 West 15th Avenue
Vancouver, BC  V6J 2L5

William F. Miloglav       5,000         5,000         NIL  NIL
5560 Woodwards Road
Richmond, BC  V7E 1H1

Frances L. Naumoff        2,500         2,500         NIL  NIL
17 Cuthbert Crescent
Toronto, ON  M4S 2G9

Andrew Roberts            2,500         2,500         NIL  NIL
2420 Carmaria Court
N. Vancouver, BC  V7J 3M4

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Richard H. Suddaby        2,500         2,500         NIL  NIL
6211 Milburough Town Line
RR#3, Burlington, ON  L0P 1B0

Kathryn Sutherland        2,500         2,500         NIL  NIL
1254 East 23 Avenue
Vancouver, BC  V5V 1Y9

Kelly Toyota              2,500         2,500         NIL  NIL
3167 Trailwood Drive
Burlington, ON  L7M 2Z7

Cheryle Watson            2,500         2,500         NIL  NIL
260 Moss Hill Place
Victoria, BC  V9C 3Z2

R. Cameron Watt           5,000         5,000         NIL  NIL
574 Shannon Crescent
N. Vancouver, BC  V7N 2Y9

Karen Winfield            2,500         2,500         NIL  NIL
3520B Willow Street
Vancouver, BC  V5Z 3R1

Winsire Enterprises      12,500        12,500         NIL  NIL
Corporation
210 Tenth Avenue
New Westminster, BC  V3L 2B2
Beneficial Owner:  Hermann Fruhm

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Michael Barker           10,000        10,000         NIL  NIL
1627 General Crescent
Moose Jaw, SK  S6H 6MZ

Robert N. Lougheed       15,000        15,000         NIL  NIL
12907 Crescent Road
S. Surrey, BC  V4P 1J6

Helmut Dahl &             5,000         5,000         NIL  NIL
Beverley R. Dahl
2566 138A Street
Surrey, BC  V4P 2M1

Corrine J. Zajac          5,000         5,000         NIL  NIL
#403-1000 Beach Avenue
Vancouver, BC  V6E 4M2

G. Werner Spangehl       10,000        10,000         NIL  NIL
13258 - 19A Avenue
Surrey, BC  V4A 7B2

Michael Levy             15,000        15,000         NIL  NIL
13303 - 25th Avenue
Surrey, BC  V4P 1Y6

Alan Merriman             2,100         2,100         NIL  NIL
2416 127B Street
S. Surrey, BC  V4A 8N8

Dennis A. Birch Trust    10,000        10,000         NIL  NIL
11808 Rancho Bernardo Road
PMB 123-409
San Diego, CA  92128

Murray Glen Reid          5,000         5,000         NIL  NIL
#54-14877 33rd Avenue
Surrey, BC

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Tim Barker               10,000        10,000         NIL  NIL
3486 - 155 Street
Surrey, BC  V4B 4A3

Central Commercial       10,000        10,000         NIL  NIL
Enterprises Ltd.
3353 S. Main Street, PMB 516
Salt Lake City, UT  84115
Beneficial Owner:  Steven Porter

Warren Fredrickson        4,500         4,500         NIL  NIL
1626 - 164 Street
Surrey, BC  V4P 2R4

Steve Savage              5,000         5,000         NIL  NIL
11390 Northern Crescent
Delta, BC  V4E 2P7

Fred Dalgleish            7,500         7,500         NIL  NIL
1566 Westlake Road
Kelowna, BC

Alexander C. Weemers      5,000         5,000         NIL  NIL
2311 Ennerdale Road
North Vancouver, BC  V7J 3H5

Eastern Consulting Corp. 10,000        10,000         NIL  NIL
6638 Grande Orchid Way
Delray Beach, FL  33446
Beneficial Owner:  Mark Sporn

Daniel L. Bowser          2,500         2,500         NIL  NIL
2016 Buoy Drive
Stafford, VA 22554

Jack E. Brown             5,000         5,000         NIL  NIL
13842 Belvedere Drive
Poway, CA 92064

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Sheron M. Brown           5,000         5,000         NIL  NIL
13842 Belvedere Drive
Poway, CA 92064

Janell Deuel              2,500         2,500         NIL  NIL
5708 Heron Drive
West Chester, OH 45069

Patrick A. Deuel          2,500         2,500         NIL  NIL
5708 Heron Drive
West Chester, OH 45069

Kimberly E. Farrell       2,500         2,500         NIL  NIL
8145 Cherry Laurel Drive
Liberty Township, OH 45044

Tom Farrell               2,500         2,500         NIL  NIL
8145 Cherry Laurel Drive
Liberty Township, OH 45044

Marion Forrest-Bowser     2,500         2,500         NIL  NIL
2016 Buoy Drive
Stafford, VA 22554

Kenneth W. Gensheimer     2,500         2,500         NIL  NIL
7356 Coachford Drive
West Chester, OH 45069

Theresa R. Gensheimer     2,500         2,500         NIL  NIL
7356 Coachford Drive
West Chester, OH 45069

Robert D. Holmes          2,500         2,500         NIL  NIL
2709 No. Park Drive
Bellingham, WA 98225

Sylvester Klusczinski     2,500         2,500         NIL  NIL
3231 White Maple Court
South Bend, IN 46628

                                               Total
                      Shares    Total Number   Shares To
                      Owned     Of Shares To   Be Owned    Percent
                      Prior     Be Offered     Upon Com-   Owned Upon
Name Of               To This   For Selling    Pletion Of  Completion
Selling   	          Offer-    Shareholders   This        Of This
Stockholder           Ing       Account        Offering    Offering
--------------------  --------- -------------  ----------  --------------
Berardo Paradiso          5,000         5,000         NIL  NIL
46 Arleigh Road
Great Neck, NY 11021

Royce R. Schultz          2,500         2,500         NIL  NIL
7378 Coachford Drive
West Chester, OH 45069

Diane & James E. Simones  2,500         2,500         NIL  NIL
22287 San Joaquin Drive W.
Canyon Lake, CA 92587

Stanton Weston            2,500         2,500         NIL  NIL
903  11th Lane
Fox Island, WA 98333

Via Holdings Inc.         5,000         5,000         NIL  NIL
P.O. Box 1044 GT
Grand Cayman, Cayman Islands
Beneficial Owner:  Dominic Busto

-------------------------------------------------------------------------

Except as otherwise noted, the party named above beneficially owns and has sole voting and investment power over all shares or rights to
these shares.   The second column of this table assumes that none of
the selling shareholders sells shares of common stock not being offered through this prospectus or purchases additional shares of common stock. The percentages provided above are based on 6,847,100 shares outstanding on April 10, 2001.

Ms. Maria Morgan is the spouse of Mr. Neil Morgan, a director and our president. Envision Worldwide Products Ltd. is a party to a shareholders agreement with Ms. Maria Morgan and Mr. Neil Morgan in which Envision has agreed to vote its shares of common stock with the Morgans such that our board of directors will consist of three directors, two of whom are selected by Maria Morgan and one of whom is selected by Envision.

Except as identified above, none of the selling shareholders or their beneficial owners:

1. has had a material relationship with us other than as a shareholder as noted above at any time within the past three years; or
2.    has ever been an officer or directors of our company.

                       PLAN OF DISTRIBUTION

The selling shareholders have not informed us of how they plan to sell their shares. However, they may sell some or all of their common stock in one or more transactions, including block transactions:

1. on such public markets or exchanges as the common stock may from time to time be trading;
2.    in privately negotiated transactions;
3.    through the writing of options on the common stock;
4.    in short sales; or
5.    in any combination of these methods of distribution.

The sales price to the public may be:

1.    the market price prevailing at the time of sale;
2.    a price related to such prevailing market price; or
3. such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders also may have distributed, or may distribute, shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide to investors no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock. Any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock, however, will be paid by the selling shareholders or other party selling such common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. not engage in any stabilization activities in connection with our common stock;

2. furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3. not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.


                         LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.


     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors and their respective ages as of April 10, 2001 are as follows:

Directors:

Name of Director             Age
----------------------       -----
Neil Morgan                  47

Executive Officers:

Name of Officer              Age          Office
----------------------       -----        -----------------------
Neil Morgan                  47           President, Secretary,
                                          Treasurer and Chief
                                          Executive Officer

We have set forth below a brief description of the background and business experience of Mr. Neil Morgan, our sole executive officer and director for the past five years.

Mr. Neil Morgan is our president, secretary and treasurer and is our sole director. Mr. Morgan founded our business in 1994 and has been our president and chief executive officer since our inception. Mr. Morgan was appointed our secretary and treasurer on February 12, 2001. Mr. Morgan owned his own business from 1992 to 1994 prior to organizing Mega Tools Ltd. Mr. Morgan was a broker with Goepel McDermid Inc. from 1990 to 1992. Mr. Morgan was a broker with Midland Walwyn from 1986 to 1990.

Former Director and Officer

Mr. David Bonner was our secretary and treasurer and one of our directors from September 30, 1999 until February 12, 2001. Mr. Bonner joined us as vice-president of sales and marketing in June, 1998 and held this position until January 5, 2001 when his employment was terminated by us. Mr. Bonner was not re-elected as a director at our annual general meeting of shareholders held on February 12,

2001. Mr. Bonner was removed as our secretary and treasurer subsequent to our February 12, 2001 annual general meeting by our board of directors.

Term of Office

Our Directors are appointed for terms of one year to hold office until the next annual general meeting of the holders of our common stock, as provided by the Nevada Revised Statutes, or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.


    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding common stock as of April 10, 2001, and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly.

                  Name and address         Amount of              Percent
Title of class    of beneficial owner      beneficial ownership   of class(1)
----------------  -------------------      --------------------   -----------
Common Stock      Neil Morgan              4,147,600 shares       59.5%
                  Director, President
                  19767 35 A Avenue
                  Langley, BC  V3A 7C6

Common Stock      All Officers and
                  Directors as a Group     4,147,600 shares       59.5%
                  (1 person)

Common Stock      Envision Worldwide
                  Products Ltd.            1,537,600 Shares       22.5%
                  5468 Duff Drive,
                  Cincinnati, Ohio USA
                  45246

Common Stock      Robert E. Jeffery          796,400 Shares       11.6%
                  P.O. Box 404
                  Union Bay, BC
                  V0R 3B0

Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 10, 2001. As of April 10, 2001, there were 6,847,100 shares of our common stock issued and outstanding. In addition, there were 130,000 shares subject to options exercisable within 60 days of the date of this registration statement. Mr. Neil Morgan, our director and president, holds all of these options.

Mrs. Maria Morgan, the spouse of Mr. Neil Morgan, our director and our president, legally and beneficially owns the 4,017,600 shares of common stock. Mr. Morgan has been granted options to purchase 130,000 shares of our common stock, all of which are fully vested and are immediately exercisable. The shares that are the subject of these options are included in Mr. Morgan's beneficial ownership.


                    DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 25,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As of April 10, 2001, there were 6,847,100 shares of our common stock issued and outstanding that were held by approximately 70 stockholders of record.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as a liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no conversion rights and there are no redemption provisions applicable to our common stock.

Holders of our common stock have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right to acquire proportional amounts of the Corporation's unissued shares upon any decision of the board of directors to issue additional shares of our common stock. The preemptive rights of stockholders of the Corporation will terminate and will cease to be of any force and effect upon the effectiveness of any registration statement filed by us with the United States Securities and Exchange Commission under
Section 12(b) or (g) of the Securities Exchange Act of 1934.


              INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Michael A. Cane of Cane & Company, LLC, our independent counsel, has provided an opinion on the validity of our common stock.

The financial statements included in this prospectus and the registration statement of which this prospectus forms a part have been audited by BDO Dunwoody, LLP, chartered accountants, to the extent and for the periods set forth in their report and appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of BDO Dunwoody, LLP, chartered accountants, as experts in accounting and auditing.


DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES
                         ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.


                ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated in December, 1998 under the laws of the state of Nevada. We conduct our business operations through our two wholly owned subsidiaries, Mega Tools Ltd. and Mega Tools USA, Inc. We acquired each of Mega Tools Ltd. and Mega Tools USA, Inc. on September 30, 1999. Prior to September 30, 1999, Mega Tools USA, Inc. was operated as a subsidiary of Mega Tools Ltd.

We acquired Mega Tools Ltd. from Ms. Maria Morgan, Envision Worldwide Products Ltd., Mr. Robert Jeffery, Mr. Lex Hoos and Mr. Eric Paakspuu in exchange for the issue of 6,200,000 restricted shares of our common stock. We acquired Mega Tools USA, Inc. from Mega Tools Ltd. in exchange for the payment of $340,000, which was satisfied by the issue of a demand promissory note by us to Mega Tools Ltd. Our acquisition of Mega Tools USA, Inc. was completed immediately prior to our acquisition of Mega Tools Ltd. We had no business assets prior to the acquisition of Mega Tools Ltd. and Mega Tools USA.

Prior to the acquisition of Mega Tools Ltd. and Mega Tools USA, each of Mrs. Maria Morgan, Mr. Robert Jeffery, Mr. Lex Hoos and Mr. Eric Paakspuu were shareholders of Mega Tools Ltd. Neither Mrs. Maria Morgan, Mr. Robert Jeffery, Mr. Lex Hoos nor Mr. Eric Paakspuu was a director or officer of Mega Tools Ltd. or Mega Tools USA and neither individual had any management role with Mega Tools Ltd. or Mega Tools USA, either before or after the acquisition. None of these individuals has any current position at MegaPro Tools, Inc.

Envision Worldwide Products Ltd. owned 24.8% of the shares of Mega Tools Ltd. prior to the acquisition of this interest by MegaPro Tools Inc. The former shareholders of Mega Tools Ltd. acquired a proportionate interest in the MegaPro Tools Inc. upon completion of the acquisition of Mega Tools Ltd. and Mega Tools USA.

Our president, Neil Morgan, was our sole promoter upon inception. Other than the issue of stock to Ms. Maria Morgan upon our acquisition of Mega Tools Ltd., Mr. Morgan has not entered into any agreement with us in which he is to receive or provide us with anything of value. Mr. Neil Morgan was the legal and beneficial owner of the interest in Mega Tools Ltd. held by Mrs. Maria Morgan. Mrs. Morgan acquired the interest previously held by Mr. Morgan on April 16, 1999. Mr. Morgan does not presently hold any beneficial ownership interest in Mrs. Maria Morgan's interest in our common stock. Mr. Neil Morgan and Mrs. Maria Morgan continue to be husband and wife. Prior to the acquisition of Mega Tools Ltd. and Mega Tools USA, Mr. Neil Morgan was the president and chief executive officer of MegaPro Tools Inc. and each of Mega Tools Ltd. and Mega Tools USA. Mr. Morgan continued as president and CEO of MegaPro Tools Inc. upon completion of this acquisition.

Mega Tools Ltd. was incorporated as a British Columbia, Canada on
January 7, 1994. Mega Tools USA, Inc. was incorporated under the laws of the State of Washington on April 18, 1994.

Our principal executive offices are located at #5 - 5492 Production Boulevard, Surrey, British Columbia, Canada V3S 8P5. Our telephone number is (604) 533-1777.


                       DESCRIPTION OF BUSINESS

We are in the business of designing, manufacturing and marketing a line of multi-bit screwdrivers known as the MegaPro screwdrivers.
Our screwdriver products are unique screwdrivers that incorporate a patented retracting cartridge that can hold multiple screwdriver bits. We are licensed to sell screwdriver products incorporating the patented cartridge design in the United States and Canada. We have developed a line of multi-bit screwdriver products that incorporate the patented cartridge design and were designed to offer enhanced functionality, productivity and ease of use in comparison to competing products manufactured by competitors.

We currently sell our screwdriver products to both the industrial and commercial tools market and to the retail market in both the United States and Canada. Our business objective is to expand sales of our screwdriver products to the retail market.

Industry Overview
-----------------

Our screwdriver products are hand tools that are sold in the industrial, commercial and retail markets.

Industrial and Commercial Tools Market

The industrial and commercial tools market for our screwdriver products is the market where the professional tradesman purchases his tools and supplies. The market includes electrical, plumbing, industrial and contractor supply stores. Sales of screwdriver products to the industrial and commercial market are through established industrial tool distributors.

Retail Tools Market

The retail market for our screwdriver products is characterized by large, nation-wide retailers and big box home center stores. These retailers include companies such as Home Depot, Sears, Truserve, Ace Hardware, Target and WalMart. The consumers who purchase hand tool products from these retailers include both professional tradesmen and home consumers. We estimate that sales of screwdriver products to this retail market are approximately ten times the number of sales of screwdriver products to the industrial and commercial tools market.

We believe that the retail tools market has changed dramatically in recent years with the emergence of large home center stores owned by nation wide retailers. Management believes that these large home center stores offer us a significant business opportunity because they typically limit their purchases of hand tools products to a few leading national brands and promote their own store brands in order
to promote customer loyalty.   Our objective is establish sales of
our screwdriver products in these large home center stores by both:
(a) establishing our MegaPro screwdriver products as a leading brand of screwdriver products; and (b) selling our products under the retailer's own brand name through private branding.

Our Screwdriver Products
------------------------

Our product line consists exclusively of our MegaPro screwdriver products and accessories. We have developed three separate lines of MegaPro screwdriver products and are presently working to develop additional lines. Our screwdriver products incorporate a patented cartridge design that incorporates a rotating cartridge that is stored within the handle of each screwdriver. The cartridge unit is able to store multiple screwdrivers and drill bits and is easily and quickly accessible by the user. We have designed our screwdriver products to offer enhanced functionality, productivity and ease of use in comparison to competing products manufactured by competitors.

License Rights

We manufacture our MegaPro screwdriver products under license from Winsire Enterprises Corporation pursuant to four separate license agreements. The MegaPro screwdrivers incorporate a patented retractable cartridge design that allows for the storage of screwdriver bits and drill bits. The patent on the retractable cartridge design is owned by Winsire and is registered in the name of Winsire under Canadian Patent Number 2,084,270 and United States Patent Number 5,265,504. Both the United States and Canadian patents expire in 2012. Winsire has also obtained patent protection in twelve countries in addition to Canada and the United States.

Our license agreements with Winsire give us the exclusive right to manufacture and sell screwdrivers incorporating the patented retractable cartridge mechanism within North America. The license agreements are comprised of two separate agreements between Winsire and Mega Tools, Ltd, our Canadian subsidiary and two separate license agreements between Winsire and Mega Tools USA, Inc., our United States subsidiary. The license agreements with Mega Tools USA, Inc. governs sales of our MegaPro screwdriver products in the United States Market. The license agreements with Mega Tools, Ltd. govern sales of our MegaPro screwdriver products in the Canadian market. Each of Mega Tools, Ltd. and Mega Tools USA, Inc. is a party to a license agreement for national accounts and a license agreement for
regular accounts.   The license agreements for national accounts
apply to sales of our MegaPro screwdriver products to specific national retail outlets that are listed in each national accounts license agreement. The license agreements for regular accounts apply to all other sales.

We pay a royalty to Winsire for each of our screwdriver products sold based on whether the sale was made under a national accounts license agreement or a regular account license agreement. For sales through a national account license agreement, we are required to pay to Winsire a royalty equal to $0.30 for each screwdriver product sold, subject to adjustment for inflation. For sales through a regular account license agreement, we are required to pay to Winsire a royalty equal to $0.45 for each screwdriver product sold, subject to adjustment for inflation, which is manufactured within the United States or Canada. For products manufactured outside of the United States or Canada, the royalty will equal $0.40 for each screwdriver product sold for the first 100,000 units sold, and $0.30 for any
units sold in excess of 100,000 units.   The per unit royalty amounts
will increase in each subsequent year of each license agreement, commencing November 9, 2001, by an amount equal to the percentage increase in the consumer price index for Vancouver, British Columbia. The license agreements require a minimum aggregate royalty payment under all four agreements of a minimum of $150,000 in each year, subject to adjustment for inflation. Accordingly, if the amount of royalty paid under all license agreements on a per unit basis is in aggregate less than $150,000, then we are required to make a payment of the amount by which the royalty paid on a per unit basis falls short of $150,000. The minimum required amount of royalty payments for the current year ending November 8, 2000 is $150,000. The minimum required amount of royalty payments for subsequent years, commencing November 9, 2001, will increase by the percentage increase in the consumer price index for Vancouver, British Columbia.

The term of each license agreement will expire on November 8, 2005, however we have the right to extend the term of each license agreement until December 1, 2032. Our option to extend the license agreements is subject to our paying to Winsire renewal maintenance fees in the amount of $25,000 on November 8, 2002, $30,000 on November 8, 2003 and $35,000 on November 8, 2004. If we renew the license agreements, then the "per unit" royalty payable under each license agreement will continue to increase annually on the basis of the increase in the consumer price index for Vancouver, British Columbia. The license agreements will continue to require a minimum royalty payment that will be equal to $150,000 in aggregate for all four license agreements for the years ending on November 8, 2006 through November 8, 2012 and $50,000 for the years ending on December 1, 2012 through December 1, 2032. All minimum royalty payments will continue to be subject to adjustment for inflation.

Our license agreements with Winsire acknowledge that Winsire is the owner of all moulds that are used to manufacture the retractable cartridge components used in our screwdriver products. We are obligated under the license agreement to use one of two manufacturers for the manufacture of the retractable cartridge components, as directed by Winsire.

Winsire is also the owner of the trademarks Megapro, Megapro 15 in 1 and Megapro 16 In 1. These trademarks are licensed to us under the license agreements. We are obligated to apply the trademark to all screwdriver products that we manufacture. The license of the trademark is for the term of the license agreements.

Sub-License to Jore Corporation

We entered into two sub-license agreements with Jore Corporation and Winsire in 2000 in which we granted to Jore Corporation a sub-license of our Canadian and US national accounts license agreements. Under these agreements, Jore Corporation has the non-exclusive right to manufacture our screwdriver products in North America and an exclusive right to sell our screwdriver products to a number of the national account retail outlets. The national account retail outlets will initially include Sears, Sears Canada and Home Depot but may be extended by agreement in writing to include additional national account retail outlets. Jore Corporation will pay to us a unit royalty per screwdriver product, subject to the payment of a minimum annual royalty payment. The minimum annual royalty payment would be $30,000 for the first year and $60,000 in each subsequent year of the term of the agreement. The term of our agreement with Jore Corporation will expire on December 1, 2012, subject to earlier termination of our head license agreements with Winsire. The minimum annual royalty payment is subject to increase in the event that a national account customer produces and airs a video promotional informercial in the U.S. national cable market. The minimum annual royalty payment will equal $60,000 for the first year and $120,000 in each subsequent year if an informercial is broadcast, provided that the minimum royalty payment will be adjusted pro rata according to the number of days in each year during which the infomercial is broadcast. Under these agreements, we and Winsire retain the right to purchase screwdriver products manufactured by Jore Corporation at Jore Corporation's most favorable price, less the applicable unit royalty.

MegaPro Screwdriver Products

We have designed and developed three lines of MegaPro screwdriver products based on the patented retractable cartridge mechanism. Each line of our screwdriver products feature a quick-change screwdriver bit system that enables the user to quickly and easily change
screwdriver bits for various applications.   Each screwdriver is sold
complete with industrial quality screwdriver bits that are housed in the retractable cartridge mechanism. The retractable cartridge mechanism is stored in the handle of the screwdriver and is easily accessed by the user. Our screwdriver products also incorporate a palm saving rotating cap and a rotating balance point collar in order to enhance the functionality and ease of use of our products in comparison to competing products manufactured by competitors.

We have received two prestigious design awards for our MegaPro screwdriver products. In 1998, we received the Northwest Design
Invitational Award from the Industrial Designer's Society of America. In 1997, we received the Design Effectiveness Award from the Financial Post magazine (Canada).

Screwdriver Product Lines

We have developed and sell the following separate lines of our MegaPro screwdriver products.

1.    MegaPro 15 in 1 Screwdriver
      ---------------------------

Our principal product is the MegaPro 15 in 1 screwdriver. This is our core product line and was our original product. This line of screwdriver product features seven double-ended screwdriver bits that are stored in the patented retractable cartridge. We have developed numerous variations of this product line in order to sell to distinct markets such as the automotive market and the electrical supply market. As an example, the version of the MegaPro 15 in 1 screwdriver for the automotive market includes specialized bits that are commonly used in the automotive/ auto-parts industry. We have also developed a version of the MegaPro 15 in 1 screwdriver that incorporates bits for tamper-proof screws that are used in commercial building to prevent theft and vandalism.

2.    MegaPro 8 in 1 Screwdriver
      --------------------------

We completed the introduction of the MegaPro 8 in 1 screwdriver product line in 1999 and started to achieve sales of this screwdriver product in September 1999. This screwdriver product is presently manufactured in Taiwan. The main features of this product line are: (a) the patented cartridge is loaded with seven single-ended bits, as opposed to double-ended bits; and
(b) the screwdriver shaft has a magnet that will accept hex power tool accessories. The main advantage of this product line is that all inch hex power tool accessories will also work with the MegaPro 8 in 1 screwdriver. Hex power tools accessories include nut drivers, socket adapters and other power tool accessories.

3.    MegaPro 15 in 1 Stainless Screwdriver
      -------------------------------------

We completed the introduction of the MegaPro 15 in 1 stainless
screwdriver product line in 1999.   The two main features of
this product line are a stainless steel shaft and seven double-ended electroless nickel-plated bits. These two features give this line of screwdriver products excellent anti-corrosion qualities and permit use of the screwdriver products in salt-water environments. These characteristics make this product line ideal for the marine environment and for heavy outdoor use. The principal market for this product is the marine and boating industry.

Products Under Development

We are continually researching the development of new lines of screwdriver products and variations of our existing lines in order to preserve and expand our sales. These products include the following:

1. We are presently developing a new MegaPro 8 in 1 screwdriver with a quick-change screwdriver bit coupler that will be able to lock-in screwdriver bits. We have finished development of the design of this screwdriver and have manufactured several prototypes. We have not yet commenced commercial production of this screwdriver or realized any sales. We anticipate that this new screwdriver product will be manufactured in the United States, as distinct from our current 8 in 1 screwdriver product which is manufactured in Taiwan.

2. We are presently in the process of designing a stubby screwdriver that is shorter and more compact than our regular MegaPro 15 in 1 screwdriver. This screwdriver is planned to include eight distinct screwdriver bits and will be designed for applications where the user has limited space. We have two alternative development strategies for this proposed product.
      We may complete the design and manufacture of the screwdriver ourselves. If we completed the design ourselves, we would be able to incorporate our own design for the screwdriver body, but we would incur all design and development expenses. Alternatively, we may acquire a stubby screwdriver body from a thirdparty manufacturer. This alternative would enable us to complete development at a lower cost and in a quicker period of time, but would not enable us to incorporate our own design for the screwdriver body.

3. We are investigating new and innovative ways in which to use the patented cartridge design in other tool products. For example, we are evaluating the development of an electric cordless screwdriver that incorporates the patented retractable cartridge. We believe that such an electric cordless screwdriver would be a very successful product as current models of electric cordless screwdrivers suffer from a lack of bit storage. We have initiated discussions with a number of manufacturers of electric cordless screwdriver products, but we have not proceeded beyond the conceptual stage for this proposed product. If we decide to proceed further, we will attempt to negotiate an agreement with an existing manufacturer of electric cordless screwdriver products whereby the manufacturer will fund the development of this product in consideration for being able to incorporate the patented cartridge design into their electric cordless screwdriver products.

4. We are investigating the expansion of our product line by developing and marketing various accessories for our current lines of screwdriver products. For example, we are evaluating the introduction of products such as tool holsters, replacement and accessory bit packs and magnetizer/ demagnetizer products. These proposed products are in the conceptual stage, and we have not proceeded with the design of prototypes of these proposed products.

The introduction of any new product lines will depend on many factors, including:

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

     (a) the results of our development efforts;
     (b) the perceived market acceptance of any new products;
     (c) the acceptance of new products by our distributors;
     (d) our financial ability to manufacture and sell new products.

Accordingly, we can provide no assurance to investors that we will ever commercially manufacture and sell any of the products presently
under development.   We can also provide no assurance that if we
attempt to commercially manufacture and sell any new products, we will be able to achieve commercial acceptance and sell any of these potential products.

Research and Development

Since the screwdriver is produced under a patent license, we work with Winsire Enterprises Corporation, the owner of the patent, to do research and development activities. We do not pay any additional amount above the agreed upon license fee for any research and development work completed by Winsire. We do not have any estimate of the amount spent by Winsire on research and development for our products.

We receive the benefit of any improvements to our products made by Jore Corporation, as provided in the sub-license agreement between us and Jore. We do not pay Jore any compensation for any improvements and Jore is not obligated to make any improvements.

We have spent minimal amounts on research and development activities during each of the past two fiscal years. These minimal amounts do not include an estimate of employee time spent on research and development.

No portion of our research and development expenses is borne directly by our customers.

Manufacture of the MegaPro Screwdriver Products

We presently do not have any manufacturing facilities. Our MegaPro screwdriver products are manufactured and assembled under contract by
outside manufactures.     The majority of our products are
manufactured in and around South Bend, Indiana by various
manufacturers.   We do not have any exclusive arrangements or long
term manufacturing agreements with our manufacturers.

Our principal suppliers:

     (a) Delta Machining Inc. of Michigan, USA provides metal shafts for our screwdriver products;

     (b) SPI Industries of Indiana, USA provides plastic-injected molded parts for our screwdriver products;

     (c) Proto-Print Inc. of Indiana, USA provides assembly, imprinting and packaging for our screwdriver products;

     (d) Loh Torng Hardware, Machine Co. Ltd. of Taiwan provides screwdriver bits for our screwdriver products.

Marketing And Distribution
--------------------------

We market our products to two very separate and distinct markets; the industrial and commercial tools market and the national retail tools market.

Industrial and Commercial Tools Market

We sell our screwdriver products to the industrial and commercial tools market both in the United States and Canada. The majority of our sales are in the United States. Our sales are primarily to contractor suppliers, including industrial, fastening, electrical, plumbing, heating, ventilation, maintenance and air conditioning supply houses and distributors. Our largest customer is Cully Enterprises who account for more than 15% of our sales.

Our sales in the commercial and industrial tools markets have been accomplished by finding and establishing good relationships with industrial tool distributors and manufacturing sales representatives. Our marketing efforts consist of marketing and displaying our products at industrial trade shows every year. We attend, on average, approximately six major trade shows each year. We are a member in good standing with the Specialty Tool and Fastener Distributors Association. We plan to continue to attend various industrial trade shows every year as this activity has proven to be a successful marketing strategy for us.

We commenced sales of the MegaPro 15 in 1 screwdriver into the industrial and commercial market in Canada and the United States in 1994. We expanded our product line in the industrial and commercial market with the release of the tamperproof version of the MegaPro 15 in 1 screwdriver in 1997. Currently, sales of screwdriver products to the industrial and commercial tools market accounts for approximately 80% of our sales.

Retail Market

Our products are marketed in the United States and Canada in a number
of retail stores, including Sears and Home Depot.   Currently, sales
of screwdriver products to the retail tools market accounts for approximately 20% of our sales.

We marketed our screwdriver products to the retail market under the
"Tim Allen Signature Tool Line" from late 1996 to 1999.   The Tim
Allen Signature Tool Line is marketed to retail consumers in Canada and the United States. Sales of products in the Tim Allen Signature Tool Line, however, did not meet our expectations. Accordingly, we are currently attempting to negotiate a different arrangement for marketing our screwdriver products under the "Tim Allen" name. We can provide no assurance, however, that we will be able negotiate a different arrangement or that any future amended arrangement will be successful in increasing sales.

We also market the patented retractable cartridge to Jore Corporation for use in a hybrid screwdriver manufactured by Jore that is sold to Sears for re-sale under the Craftsman brand name. We are paid a royalty by Jore Corporation for each of these screwdrivers that are sold by Jore to Sears. The hybrid screwdriver products are sold to the retail market.

Growth Strategy
---------------

Our objective is to expand the sales of our MegaPro screwdriver products. Our growth and operating strategies include the following specific elements:

Maintaining Our Base of Sales to the Industrial and Commercial Tools
Market

We will continue our marketing and distribution efforts in order to maintain and expand sales of our screwdriver products to the industrial and commercial tools market. We will continue our membership with the Specialty Tools and Fastener Distributors Association and will continue to attend industry trade shows on a regular basis.

Increase Sales to the Retail Market

We believe that we can translate the strong endorsement and acceptance we have received from professional tradesman into strong sales into the retail market. Accordingly, the primarily element of our plan to expand our sales is our planned expansion of sales to the retail market. We have a number of distinct strategies for increasing sales to the retail market.

Our primary strategy is to sell products directly to retailers. We believe that by saving the cost of a middleman, the resulting lower price of our products will translate into more sales to consumers.
We intend to implement our strategy of selling products to retailers by establishing relationships directly with retailers. We plan to attend key industry trade conventions that are traditionally attended by major national retailers where we will exhibit our line of screwdriver products. In addition, we will attempt to establish relationships with the tool buying groups of major retailers so that we can make sales presentations to major retailers. Once we have established relationships with national retailers, we will then pursue contractual arrangements for the sale and marketing of our screwdriver products in retailers' stores. Sales of our screwdriver products may be under our MegaPro brand name or may be under the retailers' own brand name.

We are also attempting to establish strategic relationships and joint ventures with third parties for the expansion of sales of our products into the retail market. We have entered into our sub-licensing agreements with Jore that will enable our screwdriver products to be manufactured by Jore and sold to major retailers under the sub-license agreements. In addition, we are continuing to pursue an alternate agreement for the sale of our screwdriver products under the Tim Allen Signature Line brand name to two key national retailers in the United States. Our objective in pursuing these strategic relationships and joint ventures is to use the brand names, consumer recognition and established distribution networks of our potential partners in order to increase our sales to the retail market.

We are also attempting to sell products to retailers for private branding and re-sale under the retailer's brand names. We believe that a number of major retailers may be prepared to purchase our screwdriver products for branding with the retailers' brand names and resale through the retailers' stores. An example of sales to retailers for private branding is the sale of our retractable cartridge products by Jore to Sears under the "Craftsman" name owned by Sears. The advantage of private branding with major retailers is that we would not have to undertake the marketing of our screwdriver products. The marketing would be done by the retailer under his or her own name. This strategy lowers our costs of marketing our screwdriver products while being able to take advantage of a major retailer's large retail customer base.

Expand our Product Line

We will continue to work towards the expansion of our product line by developing and marketing new products. We view the continued development of new products as being essential to our ability to maintain and attract new market share for our screwdriver products.

Competition
-----------

We compete for sales of our screwdriver products with many established tool manufacturers who have significantly greater financial, technical, manufacturing, sales and marketing and support resources than we do. These competitors include American Tool, Coopers Industries, Inc., the Stanley Works, Enderes and Picquic. These competitors own well-known brands, enjoy large end-user bases and benefit from long-standing customer relationships. These competitors offer products that are similar to our screwdriver products or are different products with similar functionalities, such
as cordless electric screwdrivers.   Our strategy to compete with
these established manufacturers is to design our screwdriver products to offer functionality, ease of use and performance that exceeds the functionality, ease of use and performance of products offered by our competitors.

In addition to having established recognition with consumers, many of our major competitors have established distribution relationships within the US and Canada. These established distribution relationships may make it difficult for us to open new relationships and enter into sales agreements with major national retailers. Retailers typically have a limited amount of shelf space available for screwdriver products. Accordingly, a decision by a retailer to sell our products may require that the retailer stop selling the screwdriver products of a competing manufacturer. We are attempting to establish relationships directly with national retailers with the objective of encouraging retailers to sell our screwdriver products along with or instead of products manufactured by our competitors.

We also compete for sales of our screwdriver products with lower-cost imported screwdriver products which are manufactured by foreign competitors. We believe that these products generally do not offer the features and quality of our screwdriver products but may be sold to consumers at prices that are significantly less than the prices that we are able to sell our screwdriver products. Our method of competing with these low cost manufacturers is to keep the quality of our screwdriver products high and to manufacture our screwdriver
products in the United States whenever possible.   We believe based
on our experience that purchasers of high-end screwdriver products will base their choice on quality over price and have a preference for products that are manufactured in the United States

We also face competition from manufacturers who are marketing and selling cordless electric screwdrivers. Cordless electric screwdrivers offer the added convenience of motor assisted drive; however, these products are generally sold at a significantly greater expense to the consumer than our screwdriver products. We are contemplating taking advantage in the growth of cordless electric screwdriver products by manufacturing a patented bit cartridge that would be incorporated into the design of a cordless electric screwdriver. We have only had preliminary discussions with a number of third-party manufacturers to date and have not determined to proceed with development of this proposed product.

Employees

As of April 10, 2001, we employed four full-time employees and two part-time employees. All of our employees are employed at our facility in Langley, British Columbia, Canada. No employees are covered by collective bargaining agreements, and we have never had a work stoppage.

We terminated the employment of Mr. David Bonner, our secretary and treasurer and a director, on January 5, 2001.


Intellectual Property
---------------------

Our ability to compete effectively depends in part on the protection of our license patent and trademark, each of which is used in the design, marketing and sales of our screwdriver products. We can provide no assurance to investors that the patents and trademark licensed by us will not be challenged, invalidated, or circumvented by other manufacturers.

Our patent license agreements with Winsire Enterprises Corporation obligate us to maintain a diligent watch for any possible infringements of the patents. If we detect any potential infringement, then we are obligated to notify Winsire. We are authorized under the license agreements to take appropriate legal action to restrain such infringement, subject to notification of Winsire. Winsire will pay half of the expense of the required legal action, subject to a maximum liability of $35,000.


     MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
                     AND OPERATING CONDITION

Overview
--------

We were founded to design, market and manufacture innovative multi-bit screwdriver products under the Megapro name and incorporating the retractable cartridge design patented by Winsire Enterprises Corporation. Our business commenced in 1994 when we began selling our Megapro 15 in 1 Screwdriver to the industrial and commercial tools market. Our revenues have grown since 1994 as we have expanded our product sales in the industrial and commercial tools market and have expanded our line of screwdriver products. We commenced sales of our screwdriver products to the retail market in late 1996. We were able to make sales of our screwdriver products under the Tim Allen Signature Tool brand during 1997, 1998 and 1999. Our business plan is to increase our revenues by increasing sales to the retail market, while preserving and increasing our existing sales in the industrial and commercial tools markets. Our objective is to increase sales to the retail market by pursuing direct sales to major retailers and by pursuing private label branding relationships with major retailers.

Our operating expenses include sales and marketing expenses and general and administrative costs. Sales and marketing expenses
include commissions paid on sales of our screwdriver products.   Our
general and administrative expenses consist primarily of salary and employee benefits, accounting and legal expenses, and depreciation and other expenses associated with our office in Surrey, British Columbia, Canada. Our costs of goods sold consist primarily of patent royalty payments, payments to outside manufacturers, raw materials, labor, shipping and other manufacturing expenses associated with production and packaging of our screwdriver products. Other expenses consist primarily of interest on our long-term debt.

We are planning on spending approximately $500,000 over the next twelve months on implementing our business plan to expand sales of our screwdriver products to the retail market. These expenses will have a material impact on our results of operations and financial condition for future periods. We anticipate that our operating expenses will increase and earnings will decrease initially as we incur these additional expenses. Our objective is to increase our revenues as a result of increases in sales to the retail market. We anticipate that any increase in revenues will be realized in financial periods subsequent to the financial period in which we incur our increased operating expenses. If we are not successful in increasing sales to the retail market, then our increased revenues will not offset our increased operating expenses and our
profitability will suffer.   In this event, we may be required to
raise additional capital through debt or equity financing to pay for our increased operating costs.

RESULTS OF OPERATIONS

2000 compared with 1999

Net revenues increased slightly to $1,525,151 for the year ended December 31, 2000 from $1,453,112 for the year ended December 31,
1999.   We experienced a decrease in sales of our established
products to our existing customers. This decrease was off-set by an increase in sales of existing products to new customers and an increase in sales of new products during 2000. Revenues from sales in the United States decreased to $824,681 from $876,938 during this period, while revenues from sales in Canada increased to $700,470 from $576,174. The increase in sales in Canada was attributable to sales in the amount of $169,063 to Home Depot Canada in 2000. We did not have any sales to Home Depot Canada in 1999. The decrease in our sales in the United States were primarily attributable to the decrease in sales to Envision Worldwide Products Ltd., which declined to $2,929 in 2000from $73,946 in 1999.

Cost of goods sold increased to $1,014,566 for the year ended December 31, 2000 from $1,009,780 for the year ended December 31, 1999. The increase in cost of goods sold is attributable in part to an increase in sales during 2000. The increase in revenues exceeded the increase in cost of goods sold with the result that our gross profit increased to $510,585 for the year ended December 31, 2000 from $443,332 for the year ended December 31, 1999, representing an increase of $67,253. Cost of goods sold as a percentage of sales decreased to 66.5% in 2000 from 69.5% in 1999. This reduction is attributable primarily due to a decrease in the cost of materials for our screwdriver products.

General and administrative expenses increased to $736,823 for the year ended December 31, 2000 from $524,700 for the year ended December 31, 1999. The increase of $212,123 is the result of a mixture of increased costs, including wages and benefits, accounting and legal, commissions, insurance and general office expenses. Wages and benefits increased to $362,897 for the year ended December 31, 2000 from $228,245 for the year ended December 31, 1999. The increase in wages and benefits is attributable to the hiring of a new full time employee and two part-time employees and to increases in compensation payable to existing employees. The increase in accounting and legal expenses is primarily attributable to completion of our audited financial statements and the preparation for our filing of a registration statement with the United States Securities and Exchange Commission.

Our loss before income taxes increased to $182,165 for the year ended December 31, 2000 from $73,754 for the year ended December 31, 1999. The increase in our loss before income taxes in the amount of $108,411 is primarily attributable to our increased general and administrative expenses.

Income taxes (recoveries) were $(35,877) (19.7% of loss before income taxes) in 2000 as compared to $(22,169) (30.0% of loss before income
taxes) in 1999.   Differences between the effective rate and the
statutory rate resulted from Canadian income taxed at a different rate, federal income taxed at a lower rate, an increase in valuation allowance and permanent differences between accounting and taxable income as a result of non-deductible expenses and non-taxable income.

Our loss after income taxes increased to $146,288 for the year ended December 31, 2000 from $51,585 for the year ended December 31, 1999. The increase in our loss after income taxes in the amount of $94,703 is primarily attributable to our increased general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded our business operations primarily from net operating income. We have also relied on loans from the Bank of Montreal and Mr. Robert Jeffery, one of our shareholders, to fund business operations. Our cash position was $40,559 on December 31, 2000 and $23,907 on December 31, 1999. Net cash used for operating activities was $55,200 for the year ended December 31, 2000 and $151,553 for the year ended December 31, 1999. Cash used in operating activities was the result of our increased net loss, but was offset by a reduction in our inventories from $315,825 in 2000 from $371,739 in 1999. This reduction was attributable to better management of inventory levels during 2000. Net cash used for investment activities was $77,215 for the year ended December 31, 2000 and $36,272 for the year ended December 31, 1999. Net cash used in investment activities consists primarily of property and equipment purchases. Net cash provided by financing activities was $159,084 for the year ended December 31, 2000 and $145,744 for the year ended December 31, 1999. Cash provided from financing activities for the year ended December 31, 2000 and 1999 was primarily attributable to sales of our common stock. Our bank indebtedness also increased to $20,109 in 2000. We did not have any bank indebtedness as at December 31, 1999.

We obtained a fixed loan from the Bank of Montreal in 1998. This loan is payable on demand with an agreed upon repayment schedule requiring payments of $834 per month, plus interest at the bank's funding rates, plus 1.5% per annum. The principal amount of the outstanding loan was $27,509 as at December 31, 2000 and $38,973 as of December 31, 1999.

Mr. Robert Jeffery, one of our shareholders, has advanced us unsecured loans at an interest rate of 10.25% per annum. The loans are repayable in full on October 1, 2002. Until maturity, we are required to make quarterly payments of interest to Mr. Jeffery. The principal amount of this loan was $66,689 as at December 31, 2000 and $90,071 as at December 31, 1999. We negotiated an extension to the maturity date of this loan from October 1, 2000 to October
1, 2002 during the fourth quarter of 2000.

During 1999, we completed two private placement offerings of our common stock in order to raise funds for our business operations. We completed a private offering of our common stock in September 1999.
A total of 350,000 shares of our common stock were sold for proceeds
of $35,000.   We completed an additional private offering of our
common stock in November 1999. A total of 115,500 shares of our common stock were sold for proceeds of $115,500.

We completed an additional private offering of our common stock in May 2000. A total of 134,100 shares of our common stock were sold for proceeds of $134,100. An additional 47,500 shares of our common stock was sold on June 2000 for proceeds of $47,500.

We will require additional financing of $500,000 in order to complete our planned expansion into the retail market, as discussed below under the section entitled plan of operations. Our revenues from existing operations are sufficient to cover our current costs of goods sold and general and administrative expenses. We anticipate that these funds will be raised through private placement sales of our common stock.

We believe that we have sufficient capital resources and liquidity over both the short and long term to sustain our business operations. While we require additional financing in order to pursue our planned expansion, we do not require additional financing in order to sustain our present business operations. If we are not successful in obtaining additional financing for our planned expansion, we will not proceed with the planned expansion. If we are only successful in raising a portion of the required funds, then we will scale back our expenditures on the expansion to stay within the funds available from the financing and our current business operations.

New Accounting Pronouncements

In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of: (a) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; or (b) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, we have not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, we do not expect adoption of the new standards on January 1, 2001 to affect our financial statements.

In 1999, the SEC issued Staff Accounting Bulletin No. 101 dealing with revenue recognition which is effective in the fourth quarter of 2000. We adopted Staff Accounting Bulletin No. 101 in the fourth quarter of 2000 with no material impact on our financial statements.

Year 2000

Our computer-based systems did not encounter any problems with Year 2000 compliance and are successfully operating as of April 30, 2000. We are not aware of any problems experienced by our suppliers and manufacturers with their computer based systems as a result of
problems with Year 2000 compliance.   We have not experienced any
business disruptions from problems with Year 2000 compliance and our operating systems and infrastructure are Year 2000 compliant as of April 30, 2000.

Plan of Operations

We anticipate that we will require additional funding in the amount of approximately $500,000 over the next twelve-month period in connection with our expansion into the retail market. These expenses will be comprised primarily of increased marketing expenses and inventory acquisition costs. If we are successful in securing increased orders for the retail market, then we will be required to substantially increase our inventory prior to realization of sales. This increase in inventory will require additional funding in excess of cash provided from our current operations.

We plan to finance our expansion into the retail market using both revenues from existing operations and equity financings. We anticipate that funds from equity financings would be raised from private placement sales of our common stock.

We can provide no assurance that adequate funds from public or private financings will be available when needed, or that, if available, it will be offered on acceptable terms. If additional funds are raised by issuing shares of our common stock, then our existing shareholders will suffer dilution. If we are unable to raise additional funding, our plan is to scale back our expansion into the retail market. If we are able to raise funds in excess of the budgeted $500,000 expansion, then we may decide to increase our expenses in completing our expansion to the retail market.

Our actual expenditures and business plan may differ from this stated plan of operations. Our Board of Directors may decide not to pursue this plan. In addition, we may modify the plan based on the available amounts of financing in the event that we cannot obtain the required equity financings to complete the plan. We do not have any arrangement in place for any debt or equity financing that would enable us to meet our stated plan of operations.


                      DESCRIPTION OF PROPERTY

Our head office and administrative services and our primary business activities are carried on from premises that we own at #5 - 5492 Production Boulevard, Surrey, British Columbia. The premises are comprised of 2,400 square feet. Our phone number is (604) 533-1777.

We do not lease or own any other real property.

            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as disclosed in this section below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction which has or will materially affect us:

*     Any of our directors or officers;
*     Any person proposed as a nominee for election as a director;
* Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
*     Any of our promoters;
* Any relative or spouse of any of the foregoing persons who has the same house as such person.

We acquired our subsidiary, Mega Tools Ltd., from Ms. Maria Morgan, Envision Worldwide Products Ltd., Mr. Robert Jeffery, Mr. Lex Hoos and Mr. Eric Paakspuu in consideration for the issue of 6,200,000 shares of our common stock. These shares break down as follows:

1.    Maria Morgan was issued 4,017,600 shares of our common
      stock.   Ms. Morgan is the spouse of Mr. Neil Morgan, our
      president, secretary, treasurer and our sole director. The shares issued to Ms. Morgan represent more than 10% of our outstanding common stock

2. Envision Worldwide Products Ltd. was issued 1,537,600 shares of our common stock. The shares issued to Envision
      Worldwide Products Ltd. represent more than 10% of our outstanding common stock

3. Mr. Robert Jeffery was issued 446,400 shares of our common stock.

4.    Mr. Lex Hoos was issued 99,200 shares of our common stock.

5. Mr. Eric Paakspuu was issued 99,200 shares of our common stock

Mr. Neil Morgan, our president, secretary, treasurer and our sole director, was our sole officer and director prior to completion of the acquisition of Mega Tools Ltd.

Mr. Robert Jeffery, a shareholder who owns in excess of 10% of our common stock, has advanced unsecured shareholders loans to us which bear interest at the rate of 10.25% per annum. The loans are repayable in full by us on October 1, 2002. Until maturity, we are required to make quarterly payments of interest to Mr. Jeffery. The principal amount of this loan was $66,689 as at December 31, 2000 and $90,071 as at December 31, 1999.

Envision Worldwide Products Ltd. is a party to a shareholders agreement with Ms. Maria Morgan and Mr. Neil Morgan whereby Envision Worldwide Products Ltd. has agreed to vote their shares of common stock such that our board of directors will consist of three directors, two of whom will be selected by Maria Morgan and one of whom will be selected by Envision Worldwide Products Ltd. We are not party to this shareholder agreement. Our board of directors currently consists of two directors as the nominee of Envision Worldwide Products Ltd. has resigned and no replacement has been appointed. Envision Worldwide Products Ltd. has directed that Neil Morgan be authorized to designate the replacement director on its behalf.

Mr. Neil Morgan, our president, secretary, treasurer and our sole director, and his spouse, Mrs. Maria Morgan, beneficially own 4,017,600 shares of our common stock, representing 58.7% of our outstanding voting shares. Worldwide Envision Products Ltd. owns 1,537,600 shares of our common stock, representing 22.5% of our outstanding common stock. Accordingly, the Morgan Family and Envision Worldwide Products Ltd. have the ability to elect all of our directors and have the ability to approve or disapprove all significant corporate transactions to which we are a party. This ability to exercise control over all matters requiring shareholder approval allows these parties to take actions or refrain from taking actions that may be contrary to the interests of other shareholders.


     MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Present Public Market

There is presently no public market for our common stock. We anticipate applying to the NASD for approval to trade our common stock on the NASD over the counter bulletin board upon effectiveness of this registration statement. We can provide investors with no assurance that our common stock will be approved for trading on the NASD Bulletin Board, and we cannot currently provide investors with any assurance that a public market will materialize for our stock.

Holders of Our Common Stock

As of the date of this registration statement, we had 70 registered shareholders.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Dividends

There are no restrictions in our Articles of Incorporation or bylaws
that restrict us from declaring dividends.   The Nevada Revised
Statutes, however, prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends. We do not plan to declare any dividends in the foreseeable future.

Rule 144 Shares

A total of 6,665,500 shares of our common stock were available for resale to the public as of April 10, 2001 in accordance with the volume and trading limitations of Rule 144 of the Securities Act of 1933. In addition, an additional 134,100 shares of our common stock will be available for resale to the public after May 11, 2001 and an additional 47,500 shares will be available for resale to the public after June 1, 2001, each in accordance with those same volume and trading limitations.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding which, in our case, would equal approximately
      68,471 shares as of the date of this prospectus; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 2 years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold 5,555,200 of the shares that may be sold pursuant to Rule 144 as of April 10, 2001.

Options

We have granted options to purchase a total of 130,000 shares of our common stock that are outstanding as of April 10, 2001. All outstanding options have been granted to Mr. Neil Morgan, our president and our director.

We do not have outstanding any other options, warrants or other securities that are convertible into shares of our common stock.

                      EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the compensation earned for services rendered for the fiscal year ended December 31, 2000 by Mr. Neil Morgan, our chief executive officer. None of our other executive officers earned compensation in excess of $100,000 during 2000.

                 Annual Compensation      	   Long Term Compensation
                 -------------------               ----------------------

                                          Other                            All
                                          Annual                           Other
                                          Com-                             Com-
                                          pen-   Restricted                pen-
                                          sa-    Stock  Options/*  LTIP    sa-
Name        Title    Year Salary    Bonus tion   Awarded SARs (#)payouts($)tion
----        -----    ---- ------    ----- ------ ------- ------- --------- ----
Neil Morgan President2000 $132,642 $74,588 19,500    0   130,000     0       0
            Director


All salary and bonus amounts are paid by us in Canadian dollars and are calculated based on an average exchange ratio for 2000 of $1.4852 Canadian dollars to $1.00 US dollar.

Stock Option Grants

The following table sets forth information with respect to stock options granted to our named executive officers during our fiscal year ended December 31, 2000:


-----------------------------------------------------------------------------
    OPTION/SAR GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2000
-----------------------------------------------------------------------------

                 Common Shares  % of Total
                 under          Options/SARs    Exercise or Base
                 Options/SARs   Granted to      Price
                 Granted        Employees in   ($/Common Share)   Expiration
Name             #              Financial Year                       Date
-----------------------------------------------------------------------------
NEIL MORGAN,     130,000             50%            $0.85         01/20/2002
President,
Secretary,
Treasurer and
Director
-----------------------------------------------------------------------------


Exercises of Stock Options and Year-End Option Values

The following is a summary of the share purchase options exercised by our named executive officers during the financial year ended December 31, 2000:

-----------------------------------------------------------------------------
           AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
     FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES
-----------------------------------------------------------------------------

                                                Number of        Value of
                                                Securities       Unexercised
                                                Underlying       Shares
                                                Unexercised      in-the-Money
                                                Options/SAR's    Options/SARs
                 Acquired on     Value          at Financial     at Financial
Name             Exercise (#)    Realized ($)   Year-End (#)     Year-End ($)
-----------------------------------------------------------------------------
NEIL MORGAN          NIL             N/A           130,000          19,500
President,
Secretary,
Treasurer and
Director
-----------------------------------------------------------------------------

Outstanding Stock Options

The following table shows the issued and outstanding stock options held by our officers and directors, and by each person known by us to beneficially own more than 5% of our common stock as of April 10, 2001.

-----------------------------------------------------------------------------
                    Exercise  No. of     Date of      Vesting       Expiry
Name and Position   Price     Options     Grant         Date         Date
-----------------------------------------------------------------------------

NEIL MORGAN          $0.85    130,000   01/20/2000   01/20/2000   01/20/2002
President, Secretary,
Treasurer and Director
-----------------------------------------------------------------------------



Employment Agreements

The services of Mr. Neil Morgan, our president, secretary, treasurer and our sole director, are not provided pursuant to any written employment agreement. We pay Mr. Morgan a salary of $204,000 CDN (approximately $132,900 US per year as at April 6, 2001) per year plus a bonus based on performance. We anticipate entering into a written employment agreement with Mr. Morgan in the current fiscal quarter.

The services of Mr. David Bonner, our former secretary and treasurer and a director, were not provided pursuant to any written employment agreement. We paid Mr. Bonner a salary of $60,000 per year plus a bonus based on performance. We terminated Mr. Bonner's employment on January 5, 2001. Mr. Bonner has not made any claims or threats of litigation against us arising from the termination of his employment.

                   INDEX TO FINANCIAL STATEMENTS

1. Auditors' Report

2. Audited Consolidated Financial Statements For the Periods ended December 31, 2000 and December 31, 1999, including:

   a.   Consolidated Balance Sheets as at December 31, 2000 and
        December 31, 1999.

   b.   Consolidated Statements of Operations for the years ended
        December 31, 2000 and December 31, 1999.

   c. Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2000 and December 31, 1999.

   d.   Consolidated Statements of Cash Flows for the years ended
        December 31, 2000 and December 31, 1999.

   e.   Consolidated Summary of Significant Accounting Policies

   f.   Notes to Consolidated Financial Statements


             CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no changes in or disagreements with our accountants since our inception.


                        AVAILABLE INFORMATION

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of our contracts, agreements or documents. We refer you to our registration statement and each exhibit attached to it for a more complete description of all matters and the statements we have made in this prospectus. You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principle office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

                                    MegaPro Tools, Inc.
                                    Consolidated Financial Statements
                                    For the years ended December 31, 2000
                                    and 1999


                                                                    Contents
============================================================================
Auditors' Report                                                           2
Consolidated Financial Statements
     Consolidated Balance Sheets                                           3
     Consolidated Statements of Operations                                 4
     Consolidated Statements of Changes in Stockholders' Equity            5
     Consolidated Statements of Cash Flows                                 6
     Summary of Significant Accounting Policies                            7
     Notes to Consolidated Financial Statements                           11

============================================================================


                                                            Auditors' Report

----------------------------------------------------------------------------

To the Stockholders of
MegaPro Tools, Inc.

We have audited the consolidated balance sheets of MegaPro Tools, Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.


Chartered Accountants

Langley, Canada
March 30, 2001

============================================================================
                                                         MegaPro Tools, Inc.
                                                 Consolidated Balance Sheets
                                                      (Stated in U.S. Funds)

December 31                                           2000              1999
----------------------------------------------------------------------------

Assets

Current
  Cash                                         $    40,559       $    23,907
Accounts receivable (Note 3)                       339,850           338,878
Income taxes refundable                             17,996            23,670
Inventories (Note 4)                               315,825           371,739
Prepaid expenses                                     5,220            11,398
                                               -----------------------------
                                                   719,450           769,592
Fixed assets (Note 5)                              234,542           194,068
Deferred income taxes (Note 10)                     67,622            34,389
                                               -----------------------------
                                               $ 1,021,614       $   998,049
============================================================================

Liabilities and Stockholders' Equity

Current
  Bank indebtedness (Note 6)                   $    20,109       $         -
  Accounts payable                                 241,224           272,563
  Accrued liabilities                               56,952            24,408
  Current portion of loans and
    notes payable (Note 7)                          39,993           154,765
                                               -----------------------------
                                                   358,278           451,736
Long-term debt
  Loans and notes payable (Note 7)                  66,689                 -
  Deferred income taxes (Note 10)                        -             2,870
                                               -----------------------------

                                                   424,967           454,606
                                               -----------------------------
Stockholders'  equity
  Common stock (Note 8)                              6,847             6,666
  Additional paid-in capital                       364,528           144,109
  Deferred compensation (Note 9)                    (3,417)                -
  Accumulated other comprehensive (loss) income
    Foreign currency translation adjustment        (14,611)            3,080
  Retained earnings                                243,300           389,588
                                               -----------------------------
                                                   596,647           543,443
                                               -----------------------------
                                               $ 1,021,614       $   998,049
============================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.
                                                                           3

============================================================================
                                                         MegaPro Tools, Inc.
                                       Consolidated Statements of Operations
                                                      (Stated in U.S. Funds)

For the year ended December 31                        2000              1999
----------------------------------------------------------------------------

Sales                                          $ 1,525,151       $ 1,453,112

Cost of goods sold                               1,014,566         1,009,780
                                               -----------------------------
Gross profit                                       510,585           443,332
                                               -----------------------------

Expenses
  Accounting and legal                             167,517           109,803
  Automotive                                         7,568             4,929
  Bad debts                                          4,296             7,985
  Commissions                                       21,870            20,401
  Depreciation                                      27,046            22,310
  Insurance                                         10,254             5,581
  Office and miscellaneous                          13,162            18,094
  Property taxes                                     3,225             3,173
  Repairs and maintenance                            1,947             1,002
  Utilities                                         11,246            11,627
  Travel and promotion                             105,795            91,550
  Wages and benefits                               362,897           228,245
                                               -----------------------------
                                                   736,823           524,700
                                               -----------------------------
Operating loss                                    (226,238)          (81,368)
                                               -----------------------------
Other income (expense)
  Royalties (net)                                   55,870            20,921
  Rentals                                            6,160               839
  (Loss) gain on sale of fixed assets               (2,759)            2,971
  Interest and bank charges                        (15,198)          (17,117)
                                               -----------------------------
                                                    44,073             7,614
                                               -----------------------------
Loss before income taxes                          (182,165)          (73,754)
                                               -----------------------------

Income tax expense (benefit) (Note 10)
  Current                                            1,504             8,367
  Deferred                                         (37,381)          (30,536)
                                               -----------------------------
                                                   (35,877)          (22,169)
                                               -----------------------------

Net loss for the year                          $  (146,288)      $   (51,585)
============================================================================
Basic and diluted loss per share               $     (0.02)      $     (0.01)
                                               =============================
Weighted average shares outstanding              6,782,608         6,297,125
                                               =============================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.
                                                                           4

==============================================================================
                                                           MegaPro Tools, Inc.
                    Consolidated Statements of Changes in Stockholders' Equity
                                                        (Stated in U.S. Funds)

------------------------------------------------------------------------------

                                                      Accum-
                                    Addit-           ulated
                                     ional      De-   Other            Total
                                     paid-   ferred  Compre-           stock-
                    Common Stock       in     Comp- hensive Retained holders'
                    Shares Amount  capital ensation  Income Earnings   equity
                                                      (Loss)
                 -------------------------------------------------------------
Balance,
  December 31,
  1998           6,200,000  6,200   (5,925)      -    1,265  441,173  442,713

Share capital
  issued on:
Sept 30, 1999
  $.10 per share   350,000    350   34,650       -        -        -   35,000
Nov 24, 1999
  $1.00 per
  share            115,500    116  115,384       -        -        -  115,500
                 -------------------------------------------------------------
                 6,665,500  6,666  144,109       -    1,265  441,173  593,213
                 -------------------------------------------------------------
Foreign currency
  Adjustment             -      -        -       -    1,815        -    1,815
Net loss for
  the year               -      -        -       -        -  (51,585) (51,585)
                 -------------------------------------------------------------
Comprehensive
  loss for the
  year                   -      -        -       -    1,815  (51,585) (49,770)
                 -------------------------------------------------------------
Balance,
  December 31,
  1999           6,665,500  6,666  144,109       -    3,080  389,588  543,443
Deferred
  compensation
  (Note 9)
   Stock options
    Issued               -      -   39,000 (39,000)       -        -        -
   Amortization
    of vested
    portion of
    stock
    options              -      -        -  35,583        -        -   35,583
Share capital
  issued on:
  May 11, 2000
   $1.00 per share 134,100    134  133,966       -        -        -  134,100
  June 1, 2000
   $1.00 per share  47,500     47   47,453       -        -        -   47,500
                 -------------------------------------------------------------
                 6,847,100  6,847  364,528  (3,417)   3,080  389,588  760,626
                 -------------------------------------------------------------
Foreign currency
  Adjustment             -      -        -       -  (17,691)       -  (17,691)

Net loss for
  the year               -      -        -       -        - (146,288)(146,288)
                 -------------------------------------------------------------
Comprehensive
  loss for the
  year                   -      -        -       -  (17,691)(146,288)(163,979)
                 -------------------------------------------------------------
Balance,
  December 31,
  2000           6,847,100 $6,847 $364,528 $(3,417)$(14,611)$243,300 $596,647
==============================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.
                                                                           5

============================================================================
                                                          MegaPro Tools, Inc.
                                       Consolidated Statements of Cash Flows
                                                       (Stated in U.S. Funds)

For the year ended December 31                        2000              1999
----------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
  Net loss for the year                        $  (146,288)      $   (51,585)
  Items not involving cash
   Depreciation                                     27,046            22,310
   Loss (gain) on sale of fixed assets               2,759            (2,971)
   Amortization of deferred compensation cost       35,583                 -
   Deferred income taxes                           (37,381)          (30,536)
  (Increase) decrease in assets
   Accounts receivable                              (4,858)           20,012
   Income taxes refundable                           5,514           (34,015)
   Inventory                                        53,992           (98,464)
   Prepaid expenses                                  6,014            (3,617)
  Increase (decrease) in liabilities
   Accounts payable                                (29,615)           10,813
   Accrued liabilities                              32,034            16,500
                                               -----------------------------
                                                   (55,200)         (151,553)
                                               -----------------------------
Investing activities
  Proceeds on sale of fixed assets                       -            17,021
  Purchase of fixed assets                         (77,215)          (53,293)
                                               -----------------------------
                                                   (77,215)          (36,272)
                                               -----------------------------
Financing activities
  Increase in bank indebtedness                     20,187                 -
  Proceeds from loans                                    -            16,826
  Repayment of loans                               (22,504)          (20,181)
  Repayment of notes payable                       (20,199)          (13,461)
  Advances from stockholders                             -            12,060
  Share capital issued                             181,600           150,500
                                               -----------------------------
                                                   159,084           145,744
                                               -----------------------------
Increase (decrease) in cash during the year         26,669           (42,081)
Effect of foreign currency on cash                 (10,017)              516
Cash, beginning of year                             23,907            65,472
                                               -----------------------------
Cash, end of year                              $    40,559       $    23,907
============================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.
                                                                           6

============================================================================
                                                         MegaPro Tools, Inc.
                     Consolidated Summary of Significant Accounting Policies

December 31, 2000 and 1999
----------------------------------------------------------------------------

Basis of Presentation

These consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mega Tools Ltd. and Mega Tools USA,
Inc.  The subsidiaries were acquired on September
30, 1999.

In accordance with provisions governing the accounting for reverse acquisitions, the comparative figures presented for the year ended December 31, 1999 consolidate the accounts of Mega Tools Ltd. with Mega Tools
USA, Inc., its former subsidiary. Operations and cash flows of the Company are included from the date of acquisition.

All significant intercompany accounts and transactions have been eliminated on consolidation. All per share information for the year ended December 31, 1999 has been restated to reflect the recapitalization.

Foreign Currency
  Transactions

The Company conducts business in both Canada and the United States and uses the U.S.
dollar as its reporting currency. Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the period end. Income statement accounts are translated at the average rates of exchange during the periods. Translation adjustments arising from the use of differing exchange rates from period to period are included in the Accumulated Other Comprehensive Income
(Loss) account in Stockholders' Equity.

Use of Estimates

The preparation of financial statements
in accordance with generally accepted
accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

============================================================================
                                                         MegaPro Tools, Inc.
                     Consolidated Summary of Significant Accounting Policies

December 31, 2000 and 1999
----------------------------------------------------------------------------

Inventories

Finished goods inventories are recorded at the lower of average cost and net realizable value. Cost includes raw materials, subcontract labour, royalties and freight in.
Raw materials and work-in-progress
inventories are stated at the lower of cost and replacement cost, where cost is determined on a weighted average basis.

Fixed Assets

Fixed assets are recorded at cost.
Depreciation, based on the estimated useful life of the asset, is calculated at the following annual rates:

Building          -      4%   Declining-balance basis
Equipment         -     20%   Declining-balance basis
Vehicle           -     30%   Declining-balance basis
Computer hardware -     30%   Declining-balance basis
Computer software -    100%   Declining-balance basis
Molds             -     10%   Straight-line basis

Financial Instruments

The Company's financial instruments
consist of cash, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted, since they are short-term in nature or they are receivable or payable on demand. In general, the carrying amounts of loans and notes payable approximate their fair market value because the interest rates on these instruments fluctuate with market rates.

============================================================================
                                                         MegaPro Tools, Inc.
                     Consolidated Summary of Significant Accounting Policies

December 31, 2000 and 1999
----------------------------------------------------------------------------

Income Taxes

The Company follows the provisions of
Statement of Financial Accounting Standards
("SFAS") No. 109, "Accounting for Income
Taxes", which requires the Company to
recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

Earnings per Share

Earnings (loss) per share is computed in accordance with SFAS No. 128, "Earnings Per
Share". Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings
(loss) per share reflects the potential
dilution of securities that could share in earnings of an entity. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive. Basic and diluted earnings per share are the same for the periods presented.

For the year ended December 31, 2000, total stock options of 260,000 were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Comprehensive
  Income

The Company has adopted SFAS No. 130,
"Reporting Comprehensive Income", which
establishes standards for reporting and
display of comprehensive income, its
components and accumulated balances.
Comprehensive income is comprised of net income and all changes to stockholders' equity, except those due to investment by stockholders, changes in paid in capital and distributions to stockholders.

Revenue Recognition

The Company recognizes revenue on the
sale of products at the time the products are shipped to its customers.

============================================================================
                                                         MegaPro Tools, Inc.
                     Consolidated Summary of Significant Accounting Policies

December 31, 2000 and 1999
----------------------------------------------------------------------------

Stock Based
  Compensation

The Company applies Accounting Principles
Board ("APB") Opinion No. 25, "Accounting for
Stock Issued to Employees", and related
interpretations in accounting for stock
option plans. Under APB 25, compensation cost is recognized for stock options granted at prices below market price of the underlying common stock on date of grant.

SFAS No. 123, "Accounting for Stock-Based
Compensation", requires the Company to
provide pro-forma information regarding net income and income per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123.

New Accounting
  Pronouncements

In June 1998, SFAS No. 133, "Accounting for
Derivative Instruments and Hedging
Activities", was issued.  SFAS No. 133
requires companies to recognize all
derivatives contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes.
Accordingly, the Company does not expect adoption of the new standards on January 1, 2001 to affect its financial statements.

In April 1998, the American Institute of
Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted Statement of Position 98-5 effective upon its inception.

In 1999, the SEC issued Staff Accounting
Bulletin No. 101 dealing with revenue
recognition which is effective in the fourth quarter of 2000. The Company adopted Staff
Accounting Bulletin No. 101 in the fourth quarter of 2000 with no material impact on its financial statements.

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

1.   Nature of Business

The Company was incorporated in the State of Nevada on December 17, 1998 and was inactive until the acquisition of Mega Tools Ltd. and Mega Tools USA, Inc. via reverse acquisition on September 30, 1999. The Company is engaged in the manufacture and sale of a patented multi-bit screwdriver.

The Company has entered into an exclusive North American licence agreement (Note 12) with the patent holder of a retracting cartridge type screwdriver. This licence agreement gives the Company unrestricted use of the patent in Canada and the United States until November 8, 2005.
The Company's wholly owned subsidiaries, Mega Tools USA,
Inc. and Mega Tools Ltd. manufacture and market the drivers to customers in the United States and Canada.

2.   Business Combinations

On September 30, 1999, the Company acquired the shares of Mega Tools Ltd., a company incorporated in British
Columbia, Canada on January 7, 1994 and its wholly owned subsidiary Mega Tools USA, Inc., a company incorporated in the state of Washington on April 18, 1994. Consideration for the purchase was the issuance of 6,200,000 shares of the common stock of the Company.

These transactions are accounted for as a recapitalization of the Company since there were common stockholders of Mega Tools Ltd., MegaPro Tools, Inc. and Mega Tools USA,
Inc. These financial statements are presented as a continuation of the combined business of Mega Tools Ltd.
and Mega Tools USA, Inc., both formerly controlled by the same stockholders. The net book value of the Company at the date of acquisition was $Nil as the Company had been previously inactive since incorporation. Accordingly, the value assigned to the consideration paid for these acquisitions, being the common stock of the Company, was $Nil.

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------
3.   Accounts Receivable

                                                      2000              1999
                                               -----------------------------
Trade accounts receivable                      $   343,367       $   343,773
Less:  Allowance for doubtful accounts              (3,517)           (4,895)
                                               -----------------------------
                                               $   339,850       $   338,878
                                               =============================
----------------------------------------------------------------------------

4.   Inventories

                                                      2000              1999
                                               -----------------------------
Raw materials                                  $   115,814       $    95,428
Work-in-progress                                    84,209           179,839
Finished goods                                     115,802            96,472
                                                      2000              1999
                                               -----------------------------
                                               $   315,825       $   371,739
                                               =============================
----------------------------------------------------------------------------


5.   Fixed Assets
                                                 2000                   1999
                            ------------------------------------------------
                                         Accumulated             Accumulated
                               Cost      Depreciation   Cost    Depreciation

Land                        $  28,109    $          - $  29,204 $          -
Building                      108,670          10,457   112,180        6,627
Equipment                      49,617          14,498    27,387        8,765
Vehicle                        25,378           8,946    26,366        1,977
Computer hardware              22,410          10,593    17,254        7,060
Computer software               5,459           4,983     4,684        2,537
Molds                          51,739           7,363     7,919        3,960
                            ------------------------------------------------
                            $ 291,382    $     56,840 $ 224,994 $     30,926
                            ================================================

Net book value                           $    234,542           $    194,068
                                         ============           ============

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

6.   Bank Indebtedness

The bank indebtedness represents cheques written in excess of funds on deposit. Mega Tools Ltd. has a credit facility agreement with a Canadian financial institution which provides revolving credit facilities of up to $40,000 denominated in Canadian dollars (December 31, 2000
- $26,675 U.S. Funds). The credit facility bears interest at bank prime lending rates plus 1.5% per annum and is collateralized by a collateral first mortgage on the Company's real estate. Funds advanced under this agreement are due on demand by the financial institution which may terminate the credit facility at any time. Bank prime lending rate was 7.5% as at December 31, 2000.

----------------------------------------------------------------------------
7.	Loans and Notes Payable

                                                     2000              1999
                                               -----------------------------

Payable to a stockholder of the Company,
   unsecured, with quarterly payments of
   interest only at 10.25% per annum, matures
   October 1, 2002, fair market value $67,987
   (The original maturity date of October 1,
   2000 was extended to October 1, 2002 in the
   current year)                               $   66,689        $    90,071

Bank of Montreal, collaterialized by a
   collateral first mortgage on the Company's
   real estate, repayable $834 monthly plus
   interest at bank prime lending rates plus
   1.5% per annum, due on demand with an
   agreed upon repayment schedule                  27,509             38,973

Bank of Montreal, collaterialized by the
  Company's vehicle, repayable $347  monthly
  plus interest at bank prime lending rates
  plus 1.5% per annum, due on demand with an
  agreed upon repayment schedule                   12,484             17,322

Payable to a stockholder of the
  Company, unsecured, without interest                  -              8,399
                                               -----------------------------
                                                  106,682            154,765

Less current portion                               39,993            154,765
                                               -----------------------------
                                               $   66,689        $         -
                                               =============================

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

7.   Loans and Notes Payable (continued)

Principal payments on long-term debt based upon agreed repayment schedules as at December 31, 2000, are as follows:

                              Year                  Amount

                              2001           -  $   14,172
                              2002           -      80,861
                              2003           -      11,649
                                                ----------
                                                $  106,682
                                                ==========

Bank of Montreal prime lending rates were 7.5% -  December
31, 2000 and  6.5% - December 31, 1999.
----------------------------------------------------------------------------


8.   Common Stock

Authorized:
   25,000,000 Common stock with a par value of $.001 per share
----------------------------------------------------------------------------

9.   Deferred Compensation

On January 20, 2000, the Company granted options to employees to purchase 260,000 shares of common stock at $.85 a share until January 20, 2002. The options were granted under a Plan. The maximum number of shares that may be optioned and sold under the Plan is 950,000 shares.
No option shall be exercisable after the expiration of the earliest of (a) ten years after the option is granted and
(b) three months after the date of termination of optioner's employment. The purchase price for the shares, subject to any option, shall be determined by the Plan administrator at the time of the grant but shall not be less than 85% of the fair market value per share. The
Plan administrator has the authority to set the time or times within which each option shall vest. 130,000 of these options are exercisable immediately and 130,000 of these options vest over a one and a half year period with 40,000 of the options vesting on each of July 20, 2000 and January 20, 2001 and the balance vesting on July 20, 2001.
The Company has recorded deferred compensation of $39,000 based upon the difference between the exercise price and fair market value for the options granted as at December
31, 2000. The deferred compensation is amortized over the vesting period of the stock options with compensation expense of $35,583 recognized for the year ended December
31, 2000. 130,000 of the options expired unexercised on March 14, 2001.

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

9.   Deferred Compensation (continued)

Pro-forma information regarding Net Loss and Loss per Share is required under SFAS No. 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value of options granted in the year ended December
31, 2000 was $0.24. The fair value of these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following assumptions: no dividends, a risk-free interest rate of 5.59%, volatility factor of the expected market price of the Company's common stock of 0.00 and a weighted average expected life of the options of two years.

Under the accounting provisions of SFAS No. 123, the Company's December 31, 2000 Net Loss and Loss per share would have been increased to the pro-forma amounts indicated below:

                                               As Reported         Pro-forma
                                               -----------------------------
Net loss for the period                        $  (146,288)     $  (163,987)
Loss per stock - basic and diluted             $     (0.02)     $     (0.02)
----------------------------------------------------------------------------

10.   Income Taxes

A reconciliation of the effective tax rate and the statutory U.S. federal income tax rates are as follows:

                                                     2000              1999
                                               -----------------------------
Federal tax benefit at the US federal
  statutory rate                               $  (61,936)       $  (25,076)
Canadian loss taxed at a different rate              (289)           (5,939)
Federal tax benefit of income taxed
  at a lower rate                                       -            (1,398)
Permanent differences:
  Non-deductible portion of meals and
    entertainment and income tax interest
    and penalties                                   2,540             2,476
  Non-taxable income                              (28,360)                -
  Non-deductible legal fees                        17,916                 -
Over or under accruals                               (188)            7,768
Increase in valuation allowance                    34,440                 -
                                               -----------------------------
                                               $  (35,877)       $  (22,169)
                                               =============================

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

10.   Income Taxes (continued)

The components of deferred taxes are as follows:
                                               2000                     1999
                            -------------------------------------------------
                                          Temporary                 Temporary
                            Difference   Tax Effect   Difference   Tax Effect

Deferred tax assets
  Canada - Tax loss
   carryforward
   (Expiring 2006)          $   76,149   $   34,739   $   78,187   $   35,553
  U.S.  - Intangible asset     146,706       49,880            -            -
  U.S.  - Tax loss
   carryforward
   (Expiring 2020)              35,956       12,225            -            -
  U.S.  - Stock Options         35,583       12,098            -            -
  U.S.  - Allowance for
   doubtful accounts             3,517        1,196            -            -
                            -------------------------------------------------
                               297,911      110,138       78,187       35,553
                            -------------------------------------------------

Deferred tax liabilities
  Depreciation
   Canada                         (656)        (299)      (2,556)      (1,164)
   U.S.                        (22,873)      (7,777)      (8,440)      (2,870)
                            -------------------------------------------------
                               (23,529)      (8,076)     (10,996)      (4,034)
                            -------------------------------------------------
Valuation allowance
  Canada                       (75,493)     (34,440)           -            -
                            -------------------------------------------------
Net deferred tax asset      $  198,889   $   67,622   $   67,191   $   31,519
                            =================================================

The Company evaluates its valuation allowance requirements
based on projected future operations.  The valuation
allowance has been provided for the Canadian portion of
the deferred tax assets because it is more likely than not
that the benefit won't be realized due to the short
expiration period for the tax loss carryforward.  When
circumstances change and this causes a change in
management's judgement about recoverability of deferred
tax assets, the impact of the change on the valuation
allowance is reflected in current income.
-----------------------------------------------------------------------------

11.   Related Party Transactions and Balances

Transactions for the year ended December 31 were as follows:

                                                     2000              1999
                                               -----------------------------
Interest on the promissory notes payable to
  an 11.6% stockholder of the Company          $    7,805        $    10,223
Sales to a 22.5% stockholder of the Company    $    2,929        $    73,946
Consulting fees paid to an 11.6% stockholder
  of the Company                               $    6,000        $         -

These transactions are recorded at the exchange amount, being the amount of consideration established and agreed to by the related parties.

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

11.   Related Party Transactions and Balances (continued)

At the year end, the amounts due from and to related parties not disclosed elsewhere in these consolidated financial statements are as follows:

                                                     2000              1999
                                               -----------------------------

Trade accounts receivable from a 22.5%
  stockholder company                          $        -       $     33,135
Accounts payable and accrued liabilities
  to a 11.6% stockholder                       $    3,441       $      2,557

These balances are interest-free, due on demand and have arisen from the sales of product and interest expense referred to above.

12.	Contractual Obligations

(a) On November 8, 1995 the Company entered into a five year licence agreement with the owner of the patents for the
Company's multi-bit screwdrivers.   Under the provisions
of the agreement the Company committed to pay a unit royalty of $.45 for each unit produced by the Company.
The agreement required minimum royalty payments of $100,000 for the year ended November 8, 1998, $125,000 for the year ended November 8, 1999 and $150,000 for the year ended November 8, 2000.

(b) On February 29, 2000 the Company entered into two licence agreements covering the period November 8, 1999 to November 8, 2005 with the owner of the patents for the Company's multi-bit screwdrivers. These agreements supersede the November 8, 1995 licence agreement and divide the licencing rights between sales to national accounts (certain listed retail outlets) and sales to regular accounts (all accounts which are not national accounts). These agreements require the following royalty payments:

The National Accounts Agreement requires a unit royalty of $.30 per unit manufactured or sold. The Regular Accounts Agreement requires a unit royalty of $.45 per unit manufactured in Canada and the U.S., $.40 per unit for the first 100,000 units annually manufactured outside of Canada and the U.S. and $.30 per unit for units in excess of 100,000 annually manufactured outside of Canada and the U.S.

The Agreements require $150,000 minimum annual royalty payments for the years ended November 8, 2000 through 2005.

The unit royalties and minimum annual royalties are to be adjusted annually commencing November 8, 2000 based upon the increase in the November 8, 1999 Consumer Price Index for the City of Vancouver, British Columbia as provided by Statistics Canada.

The Company has the option to renew both the National and Regular Accounts Licence Agreements until December 1, 2032 provided that it pays renewal fees of $25,000 on November
8, 2002, $30,000 on November 8, 2003 and $35,000 on
November 8, 2004.

(c) On February 29, 2000 the Company entered into a sub-licence agreement covering the period November 9, 1999 to December 1, 2012 with a national account. This agreement permits the sub-licencee to manufacture and distribute the Company's drivers for a unit royalty of $.60 per unit sold. The minimum annual royalties required under the agreement for years ending November 8 are $30,000 for 2000 and $60,000 for 2001 to 2012. If the
sub-licencee has produced and is airing an "infomercial" or equivalent video promotion the minimum annual royalties are to be doubled.

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

13.   Segmented Information

The Company has determined that it operates in one industry, in the manufacture and sale of tools. Based upon the Company's internal reporting structure the Company has business segments located in Canada and the United States. Sales are attributed to Canada and the United States based upon the subsidiary's location.
Following is information about the Company's segments and a reconciliation of segment profit to net income:

                                                     2000              1999
                                               -----------------------------
United States:
  Assets                                       $  571,435        $   600,486
  Sales                                           824,681            876,938
  Capital expenditures                             55,209              4,732
  Depreciation                                      5,567              4,009
                                               =============================
Gross profit                                   $  325,702        $   287,657
Corporate expense                                 469,112            259,865
Other income                                      (54,850)           (20,050)
                                               -----------------------------
Segment (loss) income before income taxes         (88,560)            47,842
Income taxes (recovery)                           (70,492)            16,749
                                               -----------------------------
Segment net (loss) income                      $  (18,068)       $    31,093
                                               =============================

Canada:
  Assets                                       $  450,179        $   397,563
  Sales                                           700,470            576,174
  Capital expenditures                             22,006             48,561
  Depreciation                                     21,479             18,301
                                               =============================
  Gross profit                                 $  184,883        $   155,675
  Corporate expenses (net)                        267,711            264,835
  Other expense                                    10,777             12,436
                                               -----------------------------
Segment loss before income taxes               $  (93,605)          (121,596)
Income taxes (recovery)                            34,615            (38,918)
                                               -----------------------------
Segment net loss                               $ (128,220)       $   (82,678)
                                               =============================

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

13.   Segmented Information (continued)


                                                      2000             1999
                                               -----------------------------
Total:
  Assets                                       $ 1,021,614       $   998,049
  Sales                                          1,525,151         1,453,112
  Capital expenditures                              77,215            53,293
  Depreciation                                      27,046            22,310
                                               =============================

  Gross profit                                 $   510,585       $   443,332
  Corporate expenses                               736,823           524,700
  Other income                                     (44,073)           (7,614)
                                               -----------------------------

Loss before income taxes                          (182,165)          (73,754)
Income taxes recovery                              (35,877)          (22,169)
                                               -----------------------------
Net loss                                       $  (146,288)      $   (51,585)
                                               =============================

                                                      2000             1999
                                               -----------------------------

Fixed Assets:
  Canada                                       $   176,460       $   185,627
  U.S.                                              58,082             8,441
                                               -----------------------------
                                               $   234,542       $   194,068
                                               =============================

----------------------------------------------------------------------------

14.   Sales to Major Customers


                                                      2000             1999
                                               -----------------------------
Sales to one U.S. segment customer             $   248,529       $   265,796

Sales to one Canadian segment customer         $   169,063       $         -

============================================================================
                                                         MegaPro Tools, Inc.
                                  Notes to Consolidated Financial Statements
                                                      (Stated in U.S. Funds)

December 31, 2000 and 1999
----------------------------------------------------------------------------

15.   Supplemental Disclosure of Cash Flow Information

                                                      2000             1999
                                               -----------------------------
Cash basis
  Interest paid                                $    12,088       $    13,679

  Income taxes (received) paid                 $    (4,170)      $    41,696

Non-cash item
  Stock options issued                         $    39,000       $         -

                             PART II

            INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes Section 78.7502, 78.751 and 78.752 and by our bylaws.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation (which is not the case with our Articles of Incorporation). Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless: (a) such indemnification is expressly required to be made by law; (b) the proceeding was authorized by our Board of Directors; (c) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or (d) such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer, except by reason of the fact that such officer is or was a director in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

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

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee         $   250
Federal Taxes                                               $   NIL
State Taxes and Fees                                        $   NIL
Transfer Agent Fees                                         $ 1,000
Accounting fees and expenses                                $ 5,000
Legal fees and expenses                                     $20,000
Blue Sky fees and expenses                                  $ 2,000
Miscellaneous                                               $   NIL
                                                            -------
Total                                                       $28,250
                                                            =======
-----------------------------------------------------------------------------
All amounts are estimates other than the Commission's registration fee.

We are paying all expenses of this offering. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

We issued 6,200,000 common shares on September 30, 1999 pursuant to
the acquisition of   Mega Tools Ltd. from Ms. Maria Morgan, Envision
Worldwide Products Ltd., Mr. Robert Jeffery, Mr. Lex Hoos and Mr. Eric Paakspuu. These shares were valued at $275 for accounting purposes, representing the total paid-in capital of Mega Tools Ltd. shares acquired. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The 6,200,000 shares of common stock are restricted shares, as defined in the Act.

We completed an offering of 350,000 shares of our common stock to one
(1) purchaser at a price of $0.10 per share on September 30, 1999. The total amount received from this offering was $35,000. We completed the offering pursuant to Regulation S of the Securities Act. The investor represented to us that he was a Non-U.S. Person as defined in the Regulation. We did not engage in a distribution of this offering in the United States. The investor represented his intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued in accordance with Regulation S. In addition, the investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The investor was Mr. Robert Jeffery, one of the selling shareholders named in this prospectus.

We completed an offering of 115,500 common shares to a total of thirty-three (33) purchasers at a price of $1.00 per share pursuant to Regulation S of the Securities Act on November 24, 1999. The total amount received from this offering was $115,500. Each purchaser represented to us that the purchaser was a Non-U.S. Person as defined in the Regulation. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution.
Appropriate legends were affixed to the stock certificates issued in accordance with Regulation S. In addition, all purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The selling shareholders named in this prospectus include all of the purchasers who purchased shares pursuant to this Regulation S offering.

We completed an offering of 134,100 common shares to a total of seventeen (17) purchasers at a price of $1.00 per share pursuant to Rule 504 of Regulation D of the Securities Act on May 11, 2000. The total amount received from this offering was $134,100. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificates issued in accordance with Regulation D. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The selling shareholders named in this prospectus include all of the purchasers who purchased shares pursuant to this Regulation D offering.

We completed an offering of 47,500 common shares to a total of seventeen (16) purchasers at a price of $1.00 per share pursuant to Rule 504 of Regulation D of the Securities Act on June 1, 2000. The total amount received from this offering was $47,500. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificates issued in accordance with Regulation D. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The selling shareholders named in this prospectus include all of the purchasers who purchased shares pursuant to this Regulation D offering.

ITEM 27. EXHIBITS.

EXHIBIT
NUMBER        DESCRIPTION
-------       --------------------
 3.1          Articles of Incorporation
 3.2          Articles of Amendment changing our name to Mega
              Pro Tools Corporation
 3.3          Articles of Amendment changing our name to
              MegaPro Tools Inc.
 3.4          Articles of Amendment amending Article 6
 3.5          Amended By-Laws
 4.1          Share Certificate
 5.1          Opinion of Cane & Company, LLC, with consent to use
10.1          Acquisition Agreement dated September 30, 1999
              between us and Ms. Maria Morgan, Envision
              Worldwide Products Ltd., Mr. Robert Jeffery, Mr.
              Lex Hoos and Mr. Eric Paakspuu
10.2          Jore Sublicense Agreement for Canada
10.3          Jore Sublicense Agreement for US
10.4          National Account License Agreement for Canada
10.5          National Account License Agreement for US
10.6          Regular Account License Agreement for Canada

10.7          Regular Account License Agreement for US
23.1          Consent of BDO Dunwoody, LLP


ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

     (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

                            SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Vancouver, Province of British Columbia on April 11, 2001.

                                   MEGAPRO TOOLS INC.

                                       /s/ Neil Morgan
                                   By: __________________________
                                       Neil Morgan, President


POWER OF ATTORNEY

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Neil Morgan, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated and on the dates stated.

SIGNATURE               CAPACITY IN WHICH SIGNED         DATE

/s/ Neil Morgan         President, Secretary, Treasurer  April 11, 2001
------------------      and Chief Executive Officer
Neil Morgan             (Principal Executive Officer)
                        (Principal Accounting Officer)
                        and Director

Until June 3, 2001, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.